                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-85779
PROSPECTUS
                                3,900,000 Shares

                                      LOGO

                                  COMMON STOCK
                            ------------------------

ILLUMINET HOLDINGS, INC. IS OFFERING 3,900,000 SHARES OF ITS COMMON STOCK. THIS IS OUR INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SHARES.

                            ------------------------

OUR COMMON STOCK HAS BEEN APPROVED FOR QUOTATION ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "ILUM."

                            ------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 11.
                            ------------------------

                               PRICE $19 A SHARE

                            ------------------------

                                                                  UNDERWRITING
                                            PRICE TO             DISCOUNTS AND            PROCEEDS TO
                                             PUBLIC               COMMISSIONS               COMPANY
                                            --------             -------------            -----------
Per Share..........................  $19.00                  $1.33                   $17.67
Total..............................  $74,100,000             $5,187,000              $68,913,000

We have granted the underwriters the right to purchase up to an additional 585,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on October 14, 1999.

                            ------------------------

MORGAN STANLEY DEAN WITTER
         BANCBOSTON ROBERTSON STEPHENS
                  DONALDSON, LUFKIN & JENRETTE

October 7, 1999

                              [INSIDE FRONT COVER]

Inside Front Cover

     A diagram illustrating SS7 technology, the services Illuminet provides and how those services relate to Illuminet's network and other signaling networks.

Fold-Out

     Two maps of the United States, one showing the locations of the signal transfer points owned by Illuminet, those owned by third parties that are accessed by Illuminet and other significant components of Illuminet's SS7 network, and the second showing the numerous customer switches throughout the United States that are connected to Illuminet's network.

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Summary.............................     5
Risk Factors........................    11
Use of Proceeds.....................    19
Dividend Policy.....................    19
Capitalization......................    20
Dilution............................    21
Selected Consolidated Financial and
  Other Data........................    22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................    24
Business............................    34
Management..........................    47

                                      PAGE
                                      ----
Principal Stockholders..............    55
Description of Capital Stock........    57
United States Federal Tax
  Consequences to Non-U.S. Holders
  of Common Stock...................    61
Shares Eligible for Future Sale.....    64
Underwriters........................    65
Legal Matters.......................    67
Experts.............................    67
Glossary............................    68
Index to Consolidated Financial
  Statements........................   F-1

                           -------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. In this prospectus, Illuminet Holdings, Inc., together with its predecessors and subsidiaries, is referred to as "we," "us" or "Illuminet," unless the context indicates otherwise.

     UNTIL NOVEMBER 1, 1999 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING), ALL DEALERS THAT BUY, SELL OR TRADE OUR COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

     Our principal executive offices are located at 4501 Intelco Loop, S.E., Lacey, Washington 98503 and our telephone number is (360) 493-6000. Our website address is http://www.illuminet.com. The information on our website is not incorporated by reference into this prospectus.

                           FORWARD-LOOKING STATEMENTS

     We have made forward-looking statements in this document, including the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, benefits resulting from the offering and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terms such as the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

     Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.

     You should understand that many important factors, in addition to those discussed elsewhere in this prospectus, could cause our results to differ materially from those expressed in forward-looking statements. These factors include our competitive environment, economic and other conditions in the markets in which we operate, changes in or developments under laws, regulations, licensing requirements or telecommunications standards, our Year 2000 issues, Year 2000 issues of third parties we work with and cyclical and seasonal fluctuations in our operating results.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. As allowed by SEC rules, this prospectus does not contain all of the information included in that registration statement. Our descriptions in this prospectus concerning the contents of any contract, agreement or document are not necessarily complete. For those contracts, agreements or documents that we filed as exhibits to that registration statement, you should read the exhibits for a more complete understanding of the document or subject matter involved. You may read and copy any document we file with the SEC, including that registration statement, at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the SEC's public reference room. You may also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain copies of such documents over the Internet at the SEC's website at http://www.sec.gov.

     We intend to furnish our stockholders with annual reports containing audited financial statements and quarterly reports containing unaudited interim financial information for the first three quarters of each fiscal year.

                                    SUMMARY

     This summary highlights some of the information in this prospectus and summarizes the material terms of this offering. It is not complete and may not contain all of the information that you should consider before deciding to purchase our common stock. You should read the entire prospectus carefully, including the "Risk Factors" and the financial statements and the notes to those statements.

                                   ILLUMINET

OUR COMPANY

     We operate the largest unaffiliated Signaling System 7 ("SS7") network in the United States and are a leading provider of complementary intelligent network and SS7 services to telecommunications carriers. Connection to our network gives carriers access to the system of signaling networks of nearly the entire U.S. public-switched telecommunications infrastructure through a single source.

     SS7 is the industry standard used by almost every switched telephone network operator in the United States and Canada to identify available network routes and designate the circuits to be used for each individual telephone call. SS7 networks also provide access to intelligent network services, such as caller identification, calling card validation and other specialized database access functions, all of which are performed in the seconds it takes to complete a call. SS7 networks are specialized packet-switched data networks that provide these control functions and services in parallel with separate voice networks.

     Through our SS7 network, we provide:

     - SS7 connectivity, switching and transport; and

     - intelligent network services, including local number portability and support for roaming between wireless carriers and various other specialized database services.

     Also, we serve the telecommunications industry with:

     - clearinghouse services to facilitate payment among telecommunications carriers; and

     - network usage software applications.

     Our network is composed of specialized SS7 switches, sophisticated computers and databases strategically located across the country. These elements interconnect our customers and all of the largest U.S. telecommunications carriers through leased lines. Our network serves over 600 network customers, including incumbent local exchange carriers, competitive local exchange carriers, long distance companies, wireless telecommunications providers and Internet service providers.

     We have been a provider of telecommunications database services since 1981 and of critical SS7 network services since 1990. In 1998, we generated revenues of $71.9 million, operating income of $9.5 million and net income of $5.3 million.

     Our competitive strengths include:

     - COST-EFFECTIVE ACCESS TO SS7 NETWORK AND INTELLIGENT NETWORK SERVICES. We provide our customers cost-effective connectivity to the signaling networks of nearly the entire U.S. public-switched telecommunications infrastructure and an array of network-enabled services through a single source. We believe most of our customers choose not to build in-house SS7 networks due to the significant capital and technical expertise required to install and manage necessary SS7 connections with the largest U.S. telecommunications carriers.

     - ESTABLISHED RELATIONSHIPS WITH NUMEROUS TELECOMMUNICATIONS CARRIERS. We have established relationships with AT&T, MCI WorldCom, Sprint, all of the regional Bell operating companies, most major competitive local exchange carriers and a significant number of wireless operators, independent telephone companies and interexchange carriers. We believe that the need for such broad relationships poses a significant barrier to entry for other potential SS7 service providers.

     - EXTENSIVE EXPERIENCE IN OFFERING CRITICAL SS7 SERVICES. SS7 signaling is an advanced technology that is essential in providing telecommunications services and presents significant operating complexities. We believe that our customers would be reluctant to outsource this critical function to other less established SS7 service providers or to attempt to manage these functions in-house.

     - INDEPENDENCE AND NEUTRALITY IN THE TELECOMMUNICATIONS MARKETPLACE. As the largest non-carrier affiliated SS7 network provider, we have fostered business relationships with existing and emerging carriers, both wireline and wireless, and do not compete with them in providing services to their residential and business customers. We believe that our independence and neutrality significantly enhance our attractiveness to the entire industry as a provider of outsourced SS7 services.

     - PROVEN BUSINESS MODEL THAT GENERATES PROFITABLE AND RECURRING REVENUE STREAMS. Our network provides us with a profitable base of recurring service revenue, while serving as an established platform for additional growth through the delivery of new and enhanced services. We believe that the costs incurred by a carrier in moving to a competitor's SS7 network are relatively high, further strengthening the stability of our revenue base.

     - POSITIONED TO BE THE SS7 SERVICE PROVIDER OF CHOICE TO INTERNET PROTOCOL-BASED CARRIERS. As one of the largest providers of outsourced SS7 and intelligent network services in the United States, we are strategically positioned to provide those services to emerging Internet protocol-based carriers who must access existing public-switched telecommunications networks to serve their rapidly growing customer bases.

OUR INDUSTRY

     Key industry trends that are expanding our business opportunities include:

     - DEREGULATION. Deregulation has opened telecommunications markets to many new service providers, many of which use our SS7 services. In addition, deregulation has opened specific service opportunities to competition, such as the provision of toll-free number database services, line information database services and local number portability.

     - GROWING NEED FOR VALUE-ADDED SERVICES. Increased competition in the telecommunications industry is forcing carriers to differentiate themselves by providing advanced, value-added services, such as personal toll-free numbers, caller identification and billing validation services. Providing these services requires SS7 connectivity and simultaneous database access through an SS7 network. Most U.S. independent local exchange carriers and a significant number of competitive local exchange carriers use us to provide these types of services.

     - MANDATED LOCAL NUMBER PORTABILITY. In 1996, the FCC mandated that telephone subscribers be allowed to keep their existing telephone numbers when changing local service providers. The FCC required that this mandate be implemented beginning in 1999 for wireline carriers and in 2002 for wireless carriers. To provide this service, a carrier must be able to access a local number registry database to route and complete a call. Many competitive local exchange carriers, independent local exchange carriers and wireless carriers obtain this database access service through us.

GROWTH STRATEGY

     Our growth strategy consists of the following key elements:

     - BROADEN OUR CUSTOMER BASE BY TARGETING EMERGING CARRIERS. We intend to continue to aggressively grow our customer base by targeting new telecommunications carriers as they enter the market. These carriers include competitive local exchange carriers, integrated communications providers, wireless carriers and Internet service providers.

     - PROVIDE NEW SERVICES TO HELP DIFFERENTIATE OUR CUSTOMERS FROM THEIR COMPETITORS. In addition to our standard services, we intend to capitalize on the scalability of our network by developing new and enhanced services and applications that will enable our customers to broaden their service offerings and improve their market position.

     - UTILIZE OUR NETWORK USAGE MEASUREMENT CAPABILITIES TO GENERATE ADDITIONAL REVENUE. We will seek to use our proprietary network usage software applications and related expertise to develop services to monitor usage of customers' networks and capture usage pattern data. We believe this data can be used to enhance the billing and network management capabilities of our customers, allowing them to gain additional revenue and more efficiently operate their networks. This data can also be used to help our customers develop targeted marketing plans.

     - BECOME THE PREFERRED PROVIDER OF SS7-BASED SERVICES TO EMERGING INTERNET PROTOCOL-BASED CARRIERS. We believe that providing carrier-class intelligent network capabilities is one of the biggest challenges facing emerging Internet protocol-based carriers. We are actively working with hardware providers, including Cisco and Lucent, to certify new SS7-related equipment for emerging Internet protocol-based carriers. We intend to continue to position ourselves to provide intelligent network capabilities using emerging Internet protocol-based technologies.

     - STRENGTHEN OUR MARKET PRESENCE THROUGH SELECT ACQUISITIONS. We will actively seek to acquire companies that possess complementary service offerings. Through select acquisitions, we believe we can combine new, complementary services with our existing product line and extensive network. This will increase our market reach and allow us to quickly broaden our service portfolio.

                                  THE OFFERING

     Unless otherwise indicated, all information in this prospectus assumes (1) the issuance of 204,941 additional shares of Class A common stock upon the automatic conversion of our Series A preferred stock upon completion of the offering, (2) the issuance on October 4, 1999 of 760,524 shares of Class A common stock in connection with the conversion of our debentures, (3) optionholders do not exercise any outstanding options, (4) the underwriters do not exercise their over-allotment option and (5) the conversion of our outstanding shares of Class A common stock into 25,368,780 shares of common stock, which will occur 181 days after the date of this prospectus. See "Description of Capital Stock" for a discussion of the terms of our common stock and Series A preferred stock and for a description of our stock restructuring and our debenture conversion.

Common stock offered..........    3,900,000 shares

Common stock to be outstanding
  after this offering.........   29,268,780 shares

Over-allotment option.........      585,000 shares

Use of proceeds...............   We intend to use the net proceeds:

                                 - to fund potential acquisitions;

                                 - to develop new and improved services;

                                 - to maintain and expand our network equipment
                                   and infrastructure; and

                                 - for general corporate purposes.

                                 We cannot specify with certainty all of the particular uses for the net proceeds. See "Use of Proceeds."

Dividend policy...............   We do not anticipate paying any cash dividends
                                 in the foreseeable future. Any future
                                 determination to pay cash dividends will be at the discretion of the board of directors. The declaration and payment of dividends will depend upon our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors the board of directors deems relevant.

Proposed Nasdaq National
Market symbol.................   ILUM

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

     We derived the following summary consolidated financial data for the years ended December 31, 1996, 1997 and 1998 from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. We derived the summary consolidated financial data as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 from our unaudited consolidated financial statements, which, in our opinion, reflect all adjustments (consisting of only normal and recurring accruals) necessary to present fairly our financial position and results of operations for those periods. Other data are unaudited. Interim results do not necessarily indicate the results that you may expect for any other interim period or for the full year. You should read this summary information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those financial statements that are included in the back of this prospectus.

     The pro forma as adjusted balance sheet data as of June 30, 1999 reflect the stock restructuring, the debenture conversion and redemption and our receipt of the estimated net proceeds from the sale of 3,900,000 shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

     You should read the following information with the data in the table on the next page:

     - In February 1996, we merged with Independent Telecommunications Network, Inc. We accounted for the merger as a purchase business combination. Accordingly, the operating results of Independent Telecommunications Network, Inc., including carrier costs, are only included in our operating results since the merger.

     - The 1996 income tax provision and the 1997 income tax benefit reflect the benefits of using net operating loss carryforwards of $1.0 million and $2.4 million, respectively. In addition, the 1997 income tax benefit includes a benefit of $.9 million attributable to the reversal of substantially all of the remaining previously recorded deferred tax valuation allowance due to improved operating results.

     - Long-term obligations, less current portion includes (1) obligations under capital leases, less current portion, and (2) long-term debt, less current portion.

     - Pro forma earnings per share and pro forma weighted-average common share amounts reflect amounts that would have been reported had the stock restructuring and the automatic conversion of each share of Class A common stock into four shares of common stock occurred on January 1, 1996. Pro forma amounts are unaudited.

     - Capital expenditures includes purchases and capital leases of property and equipment.

     - Customers is the number of entities that received a bill from us, including, in some cases, subsidiaries of consolidated groups and individual locations of a single company.

     - Signaling points represents the number of connections to our network. These points may be either individual switches or connections to other companies' signaling transfer points with networks attached to them.

                                                                                    SIX MONTHS
                                             YEAR ENDED DECEMBER 31,              ENDED JUNE 30,
                                       ------------------------------------   -----------------------
                                          1996         1997         1998         1998         1999
                                       ----------   ----------   ----------   ----------   ----------
                                              (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)
STATEMENT OF INCOME DATA:
Revenues:
  Network services...................  $   29,434   $   44,117   $   60,274   $   26,600   $   41,562
  Clearinghouse services.............       7,896        6,723        6,232        3,463        3,052
  Network usage software
     applications....................         558        3,468        5,406        1,523          502
                                       ----------   ----------   ----------   ----------   ----------
     Total revenues..................      37,888       54,308       71,912       31,586       45,116
Expenses:
  Carrier costs......................       9,358       15,313       22,983       10,752       13,598
  Operating..........................      11,139       14,979       19,768        8,547       12,487
  Selling, general and
     administrative..................       7,774        8,873       10,287        4,540        6,128
  Depreciation and amortization......       5,714        7,354        9,372        3,783        5,317
                                       ----------   ----------   ----------   ----------   ----------
     Total expenses..................      33,985       46,519       62,410       27,622       37,530
                                       ----------   ----------   ----------   ----------   ----------
Operating income.....................       3,903        7,789        9,502        3,964        7,586
Interest expense, net................         838          808          746          225          392
                                       ----------   ----------   ----------   ----------   ----------
Income before income taxes...........       3,065        6,981        8,756        3,739        7,194
Income tax provision (benefit).......         112         (676)       3,463        1,388        2,734
                                       ----------   ----------   ----------   ----------   ----------
Net income...........................  $    2,953   $    7,657   $    5,293   $    2,351   $    4,460
                                       ==========   ==========   ==========   ==========   ==========
PER SHARE DATA:
Pro forma earnings per
  share - basic......................  $      .15   $      .36   $      .25   $      .11   $      .21
Pro forma earnings per
  share - diluted....................  $      .14   $      .32   $      .22   $      .10   $      .18
Pro forma weighted-average common
  shares - basic.....................  19,980,368   21,182,036   21,425,540   21,388,324   21,465,452
Pro forma weighted-average common
  shares - diluted...................  23,889,136   25,586,660   25,989,440   25,988,024   26,124,892

OTHER FINANCIAL DATA:
Capital expenditures.................  $    6,727   $   10,121   $   17,870   $    5,579   $    5,830

OTHER DATA:
Customers............................         311          417          544          436          655
Signaling points.....................         388          533          686          627          737

                                                               AS OF JUNE 30, 1999
                                                              ----------------------
                                                                          PRO FORMA
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $11,347     $ 79,296
Property and equipment, net.................................   44,549       44,549
Total assets................................................   91,828      159,777
Long-term obligations, less current portion.................   20,734       12,710
Stockholders' equity........................................   40,832      117,273

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment in our common stock. The risks described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations. If any of the following risks occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

SYSTEM FAILURES, DELAYS AND OTHER PROBLEMS COULD HARM OUR REPUTATION AND BUSINESS, CAUSE US TO LOSE CUSTOMERS AND EXPOSE US TO CUSTOMER LIABILITY.

     Our success depends on our ability to provide reliable services. Our operations could be interrupted by any damage to or failure of:

     - our network;

     - our connections to third parties; and

     - our computer hardware or software or our customers' or suppliers' computer hardware or software.

     Our systems and operations are also vulnerable to damage or interruption from:

     - power loss, transmission cable cuts and other telecommunications failures;

     - fires, earthquakes, floods and other natural disasters;

     - computer viruses or software defects;

     - physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events;

     - errors by our employees or third-party service providers; and

     - Year 2000 problems.

     Any such damage or failure or the occurrence of any of these events could disrupt the operation of our network and the provision of our services and result in the loss of current and potential customers.

     For example, on two occasions, once in 1997 and once in 1998, flaws in third-party software caused network outages that disrupted the ability of our customers to connect through our network to other parts of the U.S. telecommunications system. As a result of these outages, some of our customers reduced their usage of our network.

     Our contracts with customers generally contain provisions designed to limit our exposure to potential product liability claims. These provisions include disclaimers of warranties and limitations on liability for special, consequential and incidental damages. In addition, our agreements generally limit the amounts recoverable for damages to the amounts paid by the customer to us for the product or service giving rise to the damages. However, a court or arbitrator may not enforce these contractual limitations on liability, and we may be subject to claims based on errors in our software or mistakes in performing our services. Any of those claims, including any relating to damages to our customers' internal systems, whether or not successful, could harm our business by increasing our costs and distracting our management.

OUR RELIANCE ON THIRD PARTY COMMUNICATIONS INFRASTRUCTURE, HARDWARE AND SOFTWARE EXPOSES US TO A VARIETY OF RISKS WE CANNOT CONTROL.

     Our success will depend on our network infrastructure, including the capacity leased from telecommunications suppliers. In particular, we rely on AT&T, MCI WorldCom, Sprint and other telecommunications providers for leased long-haul and local loop transmission capacity. These companies provide the dedicated links that connect our network components to each other and to our customers.

     Our business also depends upon the capacity, reliability and security of the infrastructure owned by third parties that is used to connect telephone calls. Specifically, we currently lease capacity from regional partners on eight of the twelve mated pairs of SS7 signal transfer points that comprise our network. We have no control over the operation, quality or maintenance of a significant portion of that infrastructure and whether or not those third parties will upgrade or improve their equipment.

     We depend on these companies to maintain the operational integrity of our connections. If one or more of these companies is unable or unwilling to supply or expand its levels of service to us in the future, our operations could be severely interrupted. In addition, rapid changes in the telecommunications industry have led to the merging of many companies. These mergers may cause the availability, pricing and quality of the services we use to vary and could cause the length of time it takes to deliver the services that we use to increase significantly. For example, one of our regional partners was recently acquired by another company and has terminated its lease to us of capacity on a pair of signal transfer points.

     We rely on links, equipment and software provided to us from our vendors, the most important of which are gateway equipment and software from Tekelec and Hewlett-Packard. We cannot assure you that we will be able to continue to purchase equipment from these vendors on acceptable terms, if at all. If we are unable to maintain current purchasing terms or ensure product availability with these vendors, we may lose customers and experience an increase in costs in seeking alternative suppliers of products and services.

THE COSTS AND DIFFICULTIES OF ACQUIRING AND INTEGRATING COMPLEMENTARY BUSINESSES AND TECHNOLOGIES COULD IMPEDE OUR FUTURE GROWTH AND ADVERSELY AFFECT OUR COMPETITIVENESS.

     We may make investments in complementary companies, technologies or other assets, exposing us to several risks, including:

     - greater than expected costs and management time and effort involved in identifying, completing and integrating acquisitions;

     - potential disruption of our ongoing business and difficulty in maintaining our standards, controls, information systems and procedures;

     - entering into markets and acquiring technologies in areas in which we have little experience;

     - the inability to successfully integrate the services, products and personnel of any acquisition into our operations;

     - a need to incur debt, which may reduce our cash available for operations and other uses, or issue equity securities, which may dilute the ownership interests of existing stockholders; and

     - realizing little, if any, return on our investment.

OUR BUSINESS DEPENDS ON THE ACCEPTANCE OF OUR SS7 NETWORK AND THE
TELECOMMUNICATIONS MARKET'S CONTINUING USE OF SS7 TECHNOLOGY.

     Our future growth depends on the commercial success and reliability of our SS7 network. Our SS7 network is a vital component of our intelligent network services, which have been an increasing source of revenue for us. Our business will suffer if our target customers do not use our SS7 network. Our future financial performance will also depend on the successful development, introduction and customer acceptance of new and enhanced SS7-based products and services. We are not certain that our target customers will choose our particular SS7 network solution or continue to use our SS7 network. In the future, we may not be successful in marketing our SS7 network or any new or enhanced products or services.

WE MAY HAVE DIFFICULTY ATTRACTING AND RETAINING EMPLOYEES WITH THE REQUISITE SKILLS TO EXECUTE OUR GROWTH PLANS.

     Our success depends, in part, on the continued service of our existing management and technical personnel. If a significant number of those individuals are unable or unwilling to continue in their present positions, we will have difficulty in maintaining and enhancing our networks and services. This may adversely affect our operating results and growth prospects.

     In addition, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees. Specifically, we centralize a large portion of our technical operations in geographic areas in which competition for technical talent is intense, due to the existence of competing employers seeking employees with similar sets of skills. Our continued success depends on our ability to attract, retain and motivate highly skilled employees, particularly engineering and technical personnel. Failure to do so may adversely affect our ability to expand our network and enhance our products and services.

IF WE FAIL TO ADEQUATELY ADDRESS POTENTIAL YEAR 2000 PROBLEMS, WE COULD EXPERIENCE MAJOR SYSTEM FAILURES.

     Our core business depends on hardware and software systems that interact with customers, including SS7 network signaling, database information and network usage software applications. If modifications and replacements to our hardware and software systems are needed to address the Year 2000 issue and are not made or are not completed in a timely manner, the Year 2000 issue could have a material impact on our operations.

     We also rely on networks, including the Internet, the public-switched telephone network and private data networks, and computer hardware and software, owned and maintained by third parties, some of which may not be Year 2000 compliant. The failure of a network or computer hardware or software owned and maintained by a third party because it is not Year 2000 compliant could adversely affect the operations of our systems. In addition, to the extent our vendors and suppliers fail to certify that they are Year 2000 compliant, we may find it necessary to terminate our relationships with them. If we terminate these relationships, we cannot assure you that we will be able to find suitable replacement vendors or suppliers on terms favorable to us, if at all. Our failure to find replacement vendors or suppliers could increase our costs or disrupt our ability to provide services to our customers. We may face claims based on Year 2000 issues arising from our customers' integration of multiple products and services, including ours, within an overall system. For information regarding our efforts to prepare for Year 2000 issues, see "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Impact of Year 2000."

IF WE DO NOT ADAPT TO RAPID TECHNOLOGICAL CHANGE IN THE TELECOMMUNICATIONS INDUSTRY, WE COULD LOSE CUSTOMERS OR MARKET SHARE.

     Our industry is characterized by rapid technological change and frequent new product and service announcements. Significant technological changes could make our technology obsolete. We must adapt to our rapidly changing market by continually improving the responsiveness, reliability and features of our network and by developing new network features, services and applications to meet changing customer needs. We cannot assure you that we will be able to adapt to these challenges or respond successfully or in a cost-effective way to adequately meet them. Our failure to do so would adversely affect our ability to compete and retain customers or market share.

     We sell our products and services primarily to traditional telecommunications companies. Emerging companies are providing convergent Internet protocol-based telecommunications services. Our future revenues and profits, if any, could depend upon our ability to provide products and services to these Internet protocol-based telephony providers.

THE MARKET FOR SS7 NETWORK SERVICES AND RELATED PRODUCTS IS INTENSELY COMPETITIVE AND MANY OF OUR COMPETITORS HAVE SIGNIFICANT ADVANTAGES THAT COULD ADVERSELY AFFECT OUR BUSINESS.

     We compete in markets that are intensely competitive and rapidly changing. Increased competition could result in fewer customer orders, reduced gross margins and loss of market share, any of which could harm our business. We face competition from large, well-funded regional providers of SS7 network services and related products, such as regional Bell operating companies, GTE and Southern New England Telephone. We are aware of major Internet service providers, software developers and smaller entrepreneurial companies that are focusing significant resources on developing and marketing products and services that will compete with us. We anticipate continued growth of competition in the telecommunications industry and the entrance of new competitors into our business. We expect that competition will increase in the near term and that our primary long-term competitors may not yet have entered the market. Many of our current and potential competitors have significantly more employees and greater financial, technical, marketing and other resources than we do. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. Also, many of our current and potential competitors have greater name recognition and more extensive customer bases that they can use to their advantage.

OUR FAILURE TO ACHIEVE OR SUSTAIN MARKET ACCEPTANCE AT DESIRED PRICING LEVELS COULD IMPACT OUR ABILITY TO MAINTAIN PROFITABILITY OR POSITIVE CASH FLOW.

     Competition and industry consolidation could result in significant pricing pressure. This pricing pressure could cause large reductions in the selling price of our services. For example, our competitors may provide customers with reduced communications costs for Internet access or private network services, reducing the overall cost of solutions and significantly increasing pricing pressures on us. We may not be able to offset the effects of any price reductions by increasing the number of our customers, generating higher revenues from enhanced services or reducing our costs. We believe that the business of providing network connectivity and related network services will likely see increased consolidation in the future. Consolidation could decrease selling prices and increase competition in these industries, which could erode our market share, revenues and operating margins.

THE INABILITY OF OUR CUSTOMERS TO SUCCESSFULLY IMPLEMENT OUR SERVICES WITH THEIR EXISTING SYSTEMS COULD ADVERSELY AFFECT OUR BUSINESS.

     Significant technical challenges exist in our business because many of our customers:

     - purchase and implement SS7 network services in phases;

     - deploy SS7 connectivity across a variety of telecommunication switches and routes; and

     - integrate our SS7 network with a number of legacy systems, third-party software applications and engineering tools.

     Customer implementation currently requires participation by our order management and our engineering and operations groups, each of which has limited resources. Some customers may also require us to develop costly customized features or capabilities, which increase our costs and consume our limited customer service and support resources. Also, we typically charge one-time flat rate fees for initially connecting a customer to our SS7 network and a monthly recurring flat rate fee after the connection is established. If new or existing customers have difficulty deploying our products or require significant amounts of our engineering service support, we may experience reduced operating margins. Our customers' ability to deploy our network services to their own customers and integrate them successfully within their systems depends on our customers' capabilities and the complexity involved. Difficulty in deploying those services could reduce our operating margins due to increased customer support and could cause potential delays in recognizing revenue until the services are implemented.

CAPACITY LIMITS ON OUR TECHNOLOGY AND NETWORK HARDWARE AND SOFTWARE MAY BE DIFFICULT TO PROJECT AND WE MAY NOT BE ABLE TO EXPAND AND UPGRADE OUR SYSTEMS TO MEET INCREASED USE.

     As traffic from our customers through our network increases, we will need to expand and upgrade our technology and network hardware and software. We may not be able to accurately project the rate of increase in usage on our network. In addition, we may not be able to expand and upgrade, in a timely manner, our systems and network hardware and software capabilities to accommodate increased traffic on our network. If we do not appropriately expand and upgrade our systems and network hardware and software, we may lose customers and revenues.

WE USE A STRATEGIC RELATIONSHIP TO IMPLEMENT AND SELL OUR NETWORK USAGE SOFTWARE APPLICATIONS. WE COULD LOSE REVENUES OR INCUR SIGNIFICANT COSTS TO RETAIN REVENUES IF THIS RELATIONSHIP IS TERMINATED.

     We have a non-exclusive agreement with Hewlett-Packard to sell our network usage software applications. The agreement may be terminated with limited notice by either party without cause or penalty. In the past, we have received significant revenues under this agreement. There is no guarantee that Hewlett-Packard will continue to market our network usage software applications. If this relationship is terminated or materially changes, we would be required to devote substantial new resources to the distribution, sales and marketing, implementation and support of our network usage software applications and our efforts may not be as effective as those of Hewlett-Packard.

THERE IS A LIMITED MARKET FOR OUR EXISTING NETWORK USAGE SOFTWARE APPLICATIONS.

     We derived 7% and 1% of our revenues in 1998 and the first six months of 1999, respectively, from sales and maintenance of our network usage software applications. Current users of these software products include most of the regional Bell operating companies, as well as other large telecommunications carriers. With initial market sales essentially completed, our ability to derive continued revenue from our network usage software applications is limited, unless we can develop new derivative products.

WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE AND IT MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS.

     We may require more capital in the future to:

     - fund our operations;

     - finance investments in equipment and corporate infrastructure needed to maintain and expand our network;

     - enhance and expand the range of services we offer; and

     - respond to competitive pressures and potential opportunities, such as investments, acquisitions and international expansion.

     We cannot assure you that additional financing will be available on terms favorable to us, or at all. The terms of available financing may place limits on our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or abandon expansion opportunities. Moreover, even if we are able to continue our operations, the failure to obtain additional financing could reduce our competitiveness as our competitors may provide better maintained networks or offer an expanded range of services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

REGULATIONS AFFECTING OUR CUSTOMERS AND FUTURE REGULATIONS TO WHICH WE MAY BE SUBJECT MAY ADVERSELY AFFECT OUR BUSINESS.

     Although we are not subject to telecommunications industry regulations, the business of our customers is subject to regulation that indirectly affects our business. The U.S. telecommunications industry has been subject to continuing deregulation since 1984, when AT&T was required to divest ownership of the Bell telephone system. We cannot predict when, or upon what terms and conditions, further regulation or deregulation might occur or the effect of regulation or deregulation on our business. Several services that we offer may be indirectly affected by regulations imposed upon potential users of those services, which may increase our costs of operations. In addition, future services we may provide could be subject to direct regulation. See "Business -- Regulation."

FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS MAY NEGATIVELY IMPACT AND CAUSE VOLATILITY IN OUR STOCK PRICE.

     Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors. In future quarters, our operating results may be below the expectations of analysts and investors and, as a result, the price of our common stock may fall or become volatile. Factors that could cause quarterly fluctuations include:

     - seasonal fluctuations in consumer use of telecommunications services;

     - varying rates at which telecommunications companies, telephony resellers and Internet service providers use our services;

     - loss of customers through industry consolidation;

     - the timing and execution of individual contracts, particularly large contracts;

     - significant lead times before a product or service begins generating revenues;

     - volatile economic conditions specific to the telecommunications industry; and

     - an inability to collect our accounts receivable.

WE WILL HAVE BROAD DISCRETION IN USING THE PROCEEDS OF THIS OFFERING AND WE CANNOT GUARANTEE THAT OUR USE OF THE PROCEEDS WILL ENHANCE THE VALUE OF YOUR INVESTMENT.

     Our management will have broad discretion over the allocation of the net proceeds from the offering, as well as over the timing of their expenditure. As a result, you will be relying on our management's judgment with only limited information about its specific intentions for the use of proceeds. The failure of our management to apply the net proceeds effectively could adversely affect our future prospects. See "Use of Proceeds."

OUR CERTIFICATE OF INCORPORATION, BYLAWS, SHAREHOLDER RIGHTS PLAN AND DELAWARE LAW CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER.

     Provisions of our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. See "Description of Capital Stock." These provisions of our certificate of incorporation and bylaws:

     - establish a classified board of directors, of which only a portion of the total number of directors will be elected at each annual meeting;

     - authorize the board to issue preferred stock with substantial voting rights; and

     - prohibit cumulative voting in the election of directors.

     In addition, we have a shareholder rights plan that could significantly discourage, delay or prevent a merger or acquisition. The rights become exercisable if a person or group acquires or makes a tender offer for more than 20% of our outstanding common stock. If any of those events occurs, each right entitles the holder (other than the acquiror) to purchase for $150 our common stock or, in some instances, stock of the acquiring entity, that would be worth $300. The rights expire on November 20, 2008, unless we redeem them earlier.

     We have also chosen to be subject to Section 203 of the Delaware General Corporation Law, which prevents a stockholder of more than 15% of a company's voting stock from entering into certain business combinations with that company.

OUR COMMON STOCK HAS NOT BEEN PUBLICLY TRADED BEFORE THIS OFFERING AND THE STOCK PRICES FOR COMPANIES IN OUR INDUSTRY HAVE BEEN HIGHLY VOLATILE.

     Our common stock has not been publicly traded prior to the offering. Our common stock (other than Class A common stock) has been approved for quotation on the Nasdaq National Market at the time of the offering. However, an active trading market may not develop or be sustained. In recent years, the market for stock in technology, telecommunications and computer companies has been highly volatile. The common stock price after the offering may be volatile and may fluctuate due to factors such as:

     - actual or anticipated fluctuations in quarterly and annual results;

     - announcements of technological innovations;

     - introduction of new services;

     - mergers and strategic alliances in the telecommunications industry; and

     - changes in government regulation.

FUTURE SALES BY EXISTING STOCKHOLDERS COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.

     Sales of a large number of shares of our common stock in the public market following this offering could adversely affect the market price for our common stock or impair our ability to raise capital through an offering of equity securities. The number of shares of common stock available for sale in the public market is limited by legal and contractual restrictions. The holders of 3,950,318 shares of Class A common stock have agreed not to sell their shares for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters. The remaining 2,391,877 shares of our Class A common stock will not be tradeable in the public market for 180 days after the date of this prospectus when each share of Class A common stock automatically converts into four shares of common stock. Immediately after this offering, we will have outstanding the 3,900,000 shares of our common stock sold in this offering (assuming the underwriters do not exercise their over-allotment option) and 6,342,195 shares of Class A common stock which will convert into 25,368,780 shares of common stock. We will also have reserved an additional 3,804,941 shares of common stock for issuance under our stock option plan. All of the shares sold in this offering will be freely tradeable without restriction or further registration under the federal securities laws.

     Upon expiration of the 180-day period referred to above, all shares of Class A common stock will automatically convert into four shares of common stock and will be freely transferable without restriction under the Securities Act, unless they are held by persons that have control relationships with us. See "Shares Eligible for Future Sale."

     Shortly after the completion of this offering, we intend to file a registration statement under the federal securities laws to permit the shares reserved for issuance under our stock option plan to be sold in the public market.

YOU WILL HAVE IMMEDIATE AND SUBSTANTIAL DILUTION.

     If you purchase shares of our common stock, you will incur immediate and substantial dilution in pro forma net tangible book value. If other security holders exercise options to purchase our capital stock or convert their debentures, you will suffer further dilution. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds from the offering will be approximately $68.0 million, or $78.3 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and other estimated expenses.

     We intend to use the net proceeds from the offering to fund potential acquisitions, to develop new and improved services, to maintain and expand our network and for general corporate purposes. We currently do not have any agreements, and we are not involved in any negotiations, concerning any acquisitions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we will have after completion of the offering. The actual amounts we spend will vary significantly depending on a number of factors, including future revenue growth, if any, capital expenditures, the amount of cash generated by our operations and other factors, many of which are beyond our control. Accordingly, our management will have broad discretion in the application of the net proceeds.

     Pending the uses described above, we intend to invest the net proceeds in direct or guaranteed obligations of the United States, interest-bearing or investment-grade instruments or certificates of deposit.

                                DIVIDEND POLICY

     We currently intend to retain future earnings, if any, to finance operations and expand our business. We have never declared or paid any dividends on our common stock. We do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the board of directors. The declaration and payment of dividends will depend upon our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors the board of directors deems relevant. The terms of our secured loan facilities restrict our ability to declare and pay dividends without the consent of our lender, unless we meet minimum net worth and cash margin tests.

                                 CAPITALIZATION

     The following table sets forth our cash and cash equivalents, current portion of long-term debt and capitalization as of June 30, 1999. We present this unaudited information:

     - on an actual basis;

     - on a pro forma basis after giving effect to the stock restructuring, the conversion of debentures and accrued interest on the debentures into 760,524 shares of Class A common stock, the redemption of the remaining $.1 million of debentures and accrued interest and the automatic conversion of the Class A common stock into common stock; and

     - on a pro forma as adjusted basis to reflect our receipt of the estimated net proceeds from this offering.

     You should read the capitalization table together with the sections of this prospectus entitled "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes to those financial statements that are included elsewhere in this prospectus.

                                                                      JUNE 30, 1999
                                                            ----------------------------------
                                                                                    PRO FORMA
                                                            ACTUAL     PRO FORMA   AS ADJUSTED
                                                            -------    ---------   -----------
                                                                      (IN THOUSANDS)
Cash and cash equivalents.................................  $11,347     $11,283     $ 79,296
                                                            =======     =======     ========
Current portion of long-term debt and capital lease
  obligations.............................................  $ 5,186     $ 4,861     $  4,861
                                                            =======     =======     ========
Long-term debt, less current portion:
  Obligations under capital leases........................  $ 6,170     $ 6,170     $  6,170
  Secured notes payable to Rural Telephone Finance
     Cooperative..........................................    6,540       6,540        6,540
  Convertible redeemable subordinated debentures and
     related deferred interest payable....................    8,024          --           --
                                                            -------     -------     --------
       Total long-term debt...............................   20,734      12,710       12,710
                                                            -------     -------     --------
Stockholders' equity:
  Series A convertible preferred stock, par value $.01 per
     share, 2,408 shares outstanding, actual, and none
     outstanding, pro forma and pro forma as adjusted.....       --          --           --
  Common stock, par value $.01 per share, 150,000,000
     shares authorized and none outstanding, actual,
     25,328,780 outstanding pro forma, and 29,228,780
     outstanding pro forma as adjusted....................       --         253          292
  Class A common stock, par value $.01 per share,
     7,200,000 shares authorized and 5,366,730 shares
     outstanding, actual, and none outstanding, pro forma
     and pro forma as adjusted............................       54          --           --
  Additional paid-in capital..............................   12,857      21,085       89,060
  Deferred stock-based compensation.......................     (359)       (359)        (359)
  Retained earnings.......................................   28,280      28,280       28,280
                                                            -------     -------     --------
       Total stockholders' equity.........................   40,832      49,259      117,273
                                                            -------     -------     --------
          Total capitalization............................  $61,566     $61,969     $129,983
                                                            =======     =======     ========

                                    DILUTION

     As of June 30, 1999, our net tangible book value, after giving effect to our stock restructuring, the debenture conversion and redemption and the automatic conversion of the Class A common stock to common stock, was $48.5 million, or $1.91 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the number of shares of common stock outstanding. As of June 30, 1999, our net tangible book value, as further adjusted for the sale of 3,900,000 shares in the offering at the initial public offering price, and after deducting the underwriting discounts and commissions and other estimated expenses, would have been approximately $3.99 per share of common stock. This represents an immediate increase of $2.08 per share to existing stockholders and an immediate dilution of $15.01 per share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share.....................           $19.00
Net tangible book value per share as of June 30, 1999.......  $1.91
Increase in net tangible book value per share attributable
  to purchasers in this offering............................   2.08
                                                              -----
Net tangible book value per share after this offering.......             3.99
                                                                       ------
Dilution per share to new investors.........................           $15.01
                                                                       ======

     The following table summarizes, as of June 30, 1999, after giving effect to our stock restructuring, the debenture conversion and redemption and the automatic conversion of Class A common stock to common stock, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing stockholders and by the investors purchasing shares of common stock in this offering (before deducting the underwriting discounts and commissions and other estimated expenses):

                                    SHARES PURCHASED        TOTAL CONSIDERATION       AVERAGE
                                  ---------------------    ----------------------      PRICE
                                    NUMBER      PERCENT      AMOUNT       PERCENT    PER SHARE
                                  ----------    -------    -----------    -------    ---------
Existing stockholders...........  25,328,780      86.7%    $20,468,788      21.6%     $  .81
New investors...................   3,900,000      13.3      74,100,000      78.4       19.00
                                  ----------     -----     -----------     -----
          Total.................  29,228,780     100.0%    $94,568,788     100.0%
                                  ==========     =====     ===========     =====

     The table above assumes no exercise of stock options outstanding as of June 30, 1999. As of June 30, 1999, there were options to purchase a total of 2,594,148 shares of common stock at a weighted average exercise price of $2.70 per share. To the extent that any of these options are exercised, you will be diluted further.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     We derived the following selected consolidated financial data as of and for the years ended December 31, 1994, 1995, 1996, 1997 and 1998 from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. We derived the selected consolidated financial data as of and for the six months ended June 30, 1998 and 1999 from our unaudited consolidated financial statements, which, in our opinion, reflect all adjustments (consisting of only normal and recurring accruals) necessary to present fairly our financial position and results of operations for those periods. Other data are unaudited. Interim results do not necessarily indicate the results that you may expect for any other interim period or for the full year. You should read this summary information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those financial statements that are included in the back of this prospectus.

     You should read the following information with the data in the table on the next page:

     - In February 1996, we merged with Independent Telecommunications Network, Inc. We accounted for the merger as a purchase business combination. Accordingly, the operating results of Independent Telecommunications Network, Inc., including carrier costs, are only included in our operating results since the merger.

     - The 1996 income tax provision and the 1997 income tax benefit reflect the benefits of using net operating loss carryforwards of $1.0 million and $2.4 million, respectively. In addition, the 1997 income tax benefit includes a benefit of $.9 million attributable to the reversal of substantially all of the remaining previously recorded deferred tax valuation allowance due to improved operating results.

     - Long-term obligations, less current portion includes (1) obligations under capital leases, less current portion, and (2) long-term debt, less current portion.

     - Earnings (loss) per share-basic is based on net income divided by the weighted average number of Class A common shares outstanding. Earnings
       (loss) per share-diluted includes the dilutive effect of outstanding Series A preferred stock, debentures and Class A common stock options.

     - Pro forma earnings (loss) per share and pro forma weighted-average common share amounts reflect amounts that would have been reported had the stock restructuring and the automatic conversion of each share of Class A common stock into four shares of common stock occurred on January 1, 1994. Pro forma amounts are unaudited.

     - Capital expenditures includes purchases and capital leases of property and equipment.

     - Customers is the number of entities that received a bill from us, including, in some cases, subsidiaries of consolidated groups and individual locations of a single company. Information prior to 1996 is not available.

     - Signaling points represents the number of connections to our network. These points may be either individual switches or connections to other companies' signaling transfer points with networks attached to them. Information prior to 1996 is not available.

                                                                                                               SIX MONTHS
                                                        YEAR ENDED DECEMBER 31,                              ENDED JUNE 30,
                                  -------------------------------------------------------------------   -------------------------
                                     1994          1995          1996          1997          1998          1998          1999
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)
STATEMENT OF INCOME DATA:
Revenues:
  Network services..............  $     9,701   $     8,438   $    29,434   $    44,117   $    60,274   $    26,600   $    41,562
  Clearinghouse services........        5,640         7,049         7,896         6,723         6,232         3,463         3,052
  Network usage software
    applications................           --         1,123           558         3,468         5,406         1,523           502
  Other.........................        1,766           494            --            --            --            --            --
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total revenues..............       17,107        17,104        37,888        54,308        71,912        31,586        45,116
Expenses:
  Carrier costs.................           --            --         9,358        15,313        22,983        10,752        13,598
  Operating.....................        9,220         9,547        11,139        14,979        19,768         8,547        12,487
  Selling, general and
    administrative..............        4,961         6,764         7,774         8,873        10,287         4,540         6,128
  Depreciation and
    amortization................        1,992         2,846         5,714         7,354         9,372         3,783         5,317
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total expenses..............       16,173        19,157        33,985        46,519        62,410        27,622        37,530
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Operating income (loss).........          934        (2,053)        3,903         7,789         9,502         3,964         7,586
Interest expense, net...........           85           169           838           808           746           225           392
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) before income
  taxes.........................          849        (2,222)        3,065         6,981         8,756         3,739         7,194
Income tax provision
  (benefit).....................          305          (707)          112          (676)        3,463         1,388         2,734
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net income (loss)...............  $       544   $    (1,515)  $     2,953   $     7,657   $     5,293   $     2,351   $     4,460
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
PER SHARE DATA:
Earnings (loss) per
  share - basic.................  $       .15   $      (.41)  $       .59   $      1.45   $       .99   $       .44   $       .83
Earnings (loss) per
  share - diluted...............  $       .15   $      (.41)  $       .57   $      1.27   $       .88   $       .39   $       .71
Weighted-average common shares -
  basic.........................    3,732,146     3,729,015     4,995,092     5,295,509     5,356,385     5,347,081     5,366,363
Weighted-average common shares -
  diluted.......................    3,732,146     3,729,015     5,972,284     6,396,665     6,497,360     6,497,006     6,531,223

Pro forma earnings (loss) per
  share - basic.................  $       .04   $      (.10)  $       .15   $       .36   $       .25   $       .11   $       .21
Pro forma earnings (loss) per
  share - diluted...............  $       .04   $      (.10)  $       .14   $       .32   $       .22   $       .10   $       .18
Pro forma weighted-average
  common shares - basic.........   14,928,584    14,916,060    19,980,368    21,182,036    21,425,540    21,388,324    21,465,452
Pro forma weighted-average
  common shares - diluted.......   14,928,584    14,916,060    23,889,136    25,586,660    25,989,440    25,988,024    26,124,892

OTHER FINANCIAL DATA:
Capital expenditures............  $     2,080   $     1,579   $     6,727   $    10,121   $    17,870   $     5,579   $     5,830

OTHER DATA:
Customers.......................                                      311           417           544           436           655
Signaling points................                                      388           533           686           627           737

BALANCE SHEET DATA (AT END OF
  PERIOD):
Cash and cash equivalents.......  $     4,126   $     6,992   $    12,515   $    11,167   $    11,967   $    10,545   $    11,347
Property and equipment, net.....       14,006        12,794        31,377        34,715        43,747        36,799        44,549
Total assets....................       35,586        39,398        70,822        78,026        89,450        80,967        91,828
Long-term obligations, less
  current portion...............        4,396         7,638        21,060        18,014        20,742        18,177        20,734
Stockholders' equity............       13,955        12,419        21,760        30,226        36,192        32,995        40,832

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis of our financial condition and the results of our operations together with our financial statements and the notes to those financial statements included in the back of this prospectus.

OVERVIEW

     We operate the largest unaffiliated SS7 network in the United States and are a leading provider of complementary intelligent network and SS7 services to telecommunications carriers. Connection to our network gives carriers access to the system of signaling networks of nearly the entire U.S. public-switched telecommunications infrastructure through a single source.

     SS7 is the industry standard used by almost every switched telephone network operator in the United States and Canada to identify available network routes and designate the circuits to be used for each individual telephone call. SS7 networks also provide access to intelligent network services, such as caller identification, calling card validation and other specialized database access functions, all of which are performed in the seconds it takes to complete a call. SS7 networks are specialized packet-switched data networks that provide these control functions and services in parallel with separate voice networks.

     Our network is composed of specialized SS7 switches, sophisticated computers and databases strategically located across the country. These elements interconnect our customers and all of the largest U.S. telecommunications carriers through leased lines. Our network serves over 600 network customers, including incumbent local exchange carriers, competitive local exchange carriers, long distance companies, wireless telecommunications providers and Internet service providers.

     Our products and services can be grouped into three general categories:

     - network services, which includes SS7 connectivity, switching and the transport of messages used to route calls and query databases, and intelligent network services, such as database access, including local number portability and support for roaming between carriers;

     - clearinghouse services that facilitate payments among telecommunications carriers; and

     - network usage software applications.

     Our SS7 network connectivity, switching and transport services provide telecommunications carriers access to the signaling networks of nearly the entire U.S. public-switched telecommunications infrastructure through a single source. Once connected, customers use our network to route and complete voice and data transmissions and access related and complementary services and applications available from us or from third party vendors. Once a customer is connected to our network, we continue to provide support services to maintain and upgrade its connection on a 24 hour a day, seven day a week basis.

     Intelligent network services encompass a number of database query functions, including caller identification, toll-free calling, calling card validation, local number portability and seamless wireless roaming. Each of these services uses our SS7 network to access databases, some maintained by us and others maintained by third parties.

     Our clearinghouse services include serving as a distribution and collection point for billing information and payment collection for services provided by one carrier to customers billed by another. For example, we receive a monthly report from a long distance carrier detailing the long distance calls made by the customers of another carrier. We prepare statements to each billing carrier of its customers' usage, which the billing carrier then uses to bill its customers. The billing carrier remits the payments received from its customers to us. We aggregate these payments and remit them to the long distance carrier, net of our servicing fee.

     Network usage software applications are commercial applications derived primarily from software we developed to create billing data for the use of our network and services. This software is licensed to carriers and allows them to create billing data to bill another carrier for use of their signaling network or their underlying public-switched telecommunications network.

REVENUES

     Most of our revenues come from the sale of network services, including SS7 connectivity, switching and transport and the provision of intelligent network services. To a lesser extent, we derive revenues from our clearinghouse services and network usage software applications.

     Customers generally are charged for connectivity to our SS7 network on a monthly "per link" basis. If we provision the network facilities that provide their connection to our network, they pay us for establishing the initial connections that link them to our network and pay a separate monthly fee to maintain those links. We generally price these connectivity links on a cost-plus basis based on our facility lease costs.

     In addition, customers are charged for network switching (the transmission of signaling traffic throughout the network) based on the number of switches to which they signal. The more switch locations to which that customer uses us to signal, the more they pay us. We are evaluating the potential to change our pricing structure to allow for volume-based "per-signaling message" charges.

     Our intelligent network services are delivered through our network and a substantial majority of our customers purchase both SS7 network connectivity and intelligent network services. Our intelligent network services fall into two general categories: database administration and database query services. In addition to paying monthly fees for SS7 connectivity, our customers pay a per use or per query fee for database services. For example, we price local number portability service order administration on a per-ported number basis, and obtain volume-based revenue for accessing the local number portability database on a per-query basis.

     Clearinghouse services are provided on a per message billed basis. Our revenues vary based on the number of messages provided to us by telecommunications companies and other message providers for aggregation and distribution by us to the carrier who will bill to and collect from its customers. Clearinghouse services are relatively mature and are experiencing competitive pricing pressures.

     Revenues from network usage software applications are derived from licenses of our software products and continuing software maintenance fees. These products have a long sales cycle, with each individual license normally contributing significant revenue to the product line, approximately 50% of which is recognized when the product is delivered and 50% when the end user approves the product. New sales opportunities for these products in their current form are limited, as many of the customers in the top tier market, consisting primarily of regional Bell operating companies, have already licensed our product. Therefore, revenues may change significantly from period to period, depending on the mix of license and maintenance fees in any given period.

     The table below indicates the portion of our revenues attributable to network services, clearinghouse services and network usage software applications in 1996, 1997 and 1998 and in the first six months of 1998 and 1999, together with the percentage change in revenues.

                                              YEAR ENDED DECEMBER 31,                     SIX MONTHS ENDED JUNE 30,
                               -----------------------------------------------------    ------------------------------
                                1996       1997      % CHANGE     1998      % CHANGE     1998       1999      % CHANGE
                               -------    -------    --------    -------    --------    -------    -------    --------
                                                                  ($ IN THOUSANDS)
Network services.............  $29,434    $44,117       50%      $60,274       37%      $26,600    $41,562       56%
Clearinghouse services.......    7,896      6,723      (15)        6,232       (7)        3,463      3,052      (12)
Network usage software
  applications...............      558      3,468      522         5,406       56         1,523        502      (67)
                               -------    -------                -------                -------    -------
                               $37,888    $54,308       43%      $71,912       32%      $31,586    $45,116       43%
                               =======    =======                =======                =======    =======

EXPENSES

     Our costs and expenses, which we do not attribute directly to individual product lines, consist generally of the following:

     - Carrier costs, which include recurring payments to telecommunications carriers for leased lines and signal transfer point ports. These lines and ports provide connections (1) between our customers and our network,
       (2) among our own network locations and (3) between our network and nearly all other SS7 networks in the United States. Cost of links and ports to our customers is variable, relating directly to the number of links and ports we provide to our customers. Cost of links and ports among our own network locations and to other SS7 networks is primarily fixed. We generally lease lines and ports under tariffs with volume discounts;

     - Operating expenses, which include the cost of providing network services, clearinghouse services and network usage software applications. Such costs primarily include personnel costs and hardware and software maintenance costs to monitor and maintain our network on a 24 hour a day, seven day a week basis, maintain and operate our databases, process our clearinghouse messages, and develop and maintain our network usage software applications;

     - Selling, general and administrative, which consist primarily of executive and administrative personnel and professional services expense; and

     - Depreciation and amortization, which relate primarily to our installed network equipment, our computer hardware and software, our corporate facilities and our network usage software applications.

     In August 1999, we issued employee stock options for 596,800 shares of common stock at an exercise price of $8.00 per share. This resulted in deferred stock-based compensation of $3.9 million, which will be recognized as a noncash stock-based compensation expense totaling $2.4 million, after income taxes, over the four year vesting period of the options. See "Management -- Executive Compensation."

     The table below indicates our expenses in 1996, 1997 and 1998 and in the first six months of 1998 and 1999, together with the percentage change in expenses.

                                              YEAR ENDED DECEMBER 31,                     SIX MONTHS ENDED JUNE 30,
                               -----------------------------------------------------    ------------------------------
                                1996       1997      % CHANGE     1998      % CHANGE     1998       1999      % CHANGE
                               -------    -------    --------    -------    --------    -------    -------    --------
                                                                  ($ IN THOUSANDS)
Carrier costs................  $ 9,358    $15,313       64%      $22,983       50%      $10,752    $13,598       26%
Operating....................   11,139     14,979       34        19,768       32         8,547     12,487       46
Selling, general and
  administrative.............    7,774      8,873       14        10,287       16         4,540      6,128       35
Depreciation and
  amortization...............    5,714      7,354       29         9,372       27         3,783      5,317       41
                               -------    -------                -------                -------    -------
                               $33,985    $46,519       37%      $62,410       34%      $27,622    $37,530       36%
                               =======    =======                =======                =======    =======

RESULTS OF OPERATIONS

     The table below indicates the results of our operations expressed as a percentage of total revenues. The historical results are not necessarily indicative of results to be expected for any future period.

                                                          YEAR ENDED           SIX MONTHS
                                                         DECEMBER 31,        ENDED JUNE 30,
                                                     --------------------    --------------
                                                     1996    1997    1998    1998     1999
                                                     ----    ----    ----    -----    -----
Revenues:
  Network services.................................   78%     81%     84%      84%      92%
  Clearinghouse services...........................   21      13       9       11        7
  Network usage software applications..............    1       6       7        5        1
                                                     ---     ---     ---      ---      ---
     Total revenues................................  100     100     100      100      100
Expenses:
  Carrier costs....................................   25      28      32       34       30
  Operating........................................   29      28      28       28       28
  Selling, general and administrative..............   21      16      14       14       13
  Depreciation and amortization....................   15      14      13       12       12
                                                     ---     ---     ---      ---      ---
     Total expenses................................   90      86      87       88       83
                                                     ---     ---     ---      ---      ---
Operating income...................................   10      14      13       12       17
Interest expense, net..............................    2       1       1        1        1
                                                     ---     ---     ---      ---      ---
Income before income taxes.........................    8      13      12       11       16
Income tax provision (benefit).....................   --      (1)      5        4        6
                                                     ---     ---     ---      ---      ---
Net income.........................................    8%     14%      7%       7%      10%
                                                     ===     ===     ===      ===      ===

SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998

     REVENUES

     Network services. Network services revenues increased by $15.0 million, or 56%, from $26.6 million for the first six months of 1998 to $41.6 million for the first six months of 1999. This increase was due to increased customer connections and signaling across our network, substantial growth in queries processed in the line information, caller identification or calling name delivery and toll-free databases and the rollout of local number portability.

     During the fourth quarter of 1998, our customer base increased and we obtained access to additional caller information maintained in third-party databases. We first recognized revenue from local number portability in June 1998 and revenue from that service grew rapidly throughout the remainder of 1998 and the first six months of 1999. We expect revenue from local number portability to continue to increase in the foreseeable future.

     Clearinghouse services. Clearinghouse services revenues decreased by $.4 million, or 12%, from $3.5 million for the first six months of 1998 to $3.1 million for the first six months of 1999. This decrease was caused by a decline in messages processed in the first six months of 1999, due to a large customer that in 1997 started directly billing messages to its end users rather than using our services as was required by contract.

     Network usage software applications. Network usage software applications revenues decreased by $1.0 million, or 67%, from $1.5 million for the first six months of 1998 to $.5 million for the first six months of 1999. This decrease was due to the inclusion in the 1998 period of license fees, while revenues in the 1999 period represented only software maintenance fees.

     EXPENSES

     Carrier costs. Carrier costs increased by $2.8 million, or 26%, from $10.8 million in the first six months of 1998 to $13.6 million in the first six months of 1999. This increase was due to the growth in leased network connectivity and link and local access and transport area access charges incurred to support increased customer use of our network. Local access and transport area access charges increased significantly due to our decision to build links directly into local access and transport areas instead of relying on third-party intermediaries. While the cost of building direct links exceeds that of our prior arrangements, the reliability of our network is enhanced as we gain increased link control and monitoring capabilities.

     Operating. Operating expenses increased by $4.0 million, or 46%, from $8.5 million in the first six months of 1998 to $12.5 million in the first six months of 1999. This increase resulted mainly from higher personnel expenses related to an expansion of the customer support, operations and engineering functions and increased maintenance costs for new network and systems hardware and software. Additionally, in the first six months of 1999 we recorded a reserve of $1.0 million for a loss on a clearinghouse services contract. We have entered into a new contract with this customer and recently began arbitration proceedings to settle items in dispute under the prior contract.

     Selling, general and administrative. Selling, general and administrative expenses increased by $1.6 million, or 35%, from $4.5 million for the first six months of 1998 to $6.1 million for the first six months of 1999. This increase was primarily due to the addition of personnel necessary to support the overall growth of our business.

     Depreciation and amortization. Depreciation and amortization expenses increased by $1.5 million, or 41%, from $3.8 million in the first six months of 1998 to $5.3 million in the first six months of 1999. This increase was due to the placing into service of new network equipment, including our network monitoring equipment accounted for as capital leases and local number portability service-related assets.

     Interest expense, net. Interest expense, net increased $.2 million, or 74%, from $.2 million for the first six months of 1998 to $.4 million for the first six months of 1999. This increase was primarily related to increased interest expense from capital leases signed in 1998.

     Income taxes. Income tax expense increased by $1.3 million, or 97%, from $1.4 million in the first six months of 1998 to $2.7 million in the first six months of 1999, because of our increase in income. The effective tax rate was 37% for the first six months of 1998 and 38% for the first six months of 1999.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     REVENUES

     Network services. Network services revenues increased by $16.2 million, or 37%, from $44.1 million in 1997 to $60.3 million in 1998. This increase was due to increased customer connections and signaling across our network, growth in queries processed in the line information, calling name delivery and toll-free databases and the rollout of local number portability. Calling name delivery growth resulted from an increase in our customer base and additional access to caller information maintained in third-party databases.

     Clearinghouse services. Clearinghouse services revenues decreased by $.5 million, or 7%, from $6.7 million in 1997 to $6.2 million in 1998. This decrease was due in part to a large customer that in 1997 started directly billing messages to its end users rather than using our services as was required by contract and to the loss, in the third quarter of 1998, of a large clearinghouse participant to a competitor.

     Network usage software applications. Network usage software applications revenues increased by $1.9 million, or 56%, from $3.5 million in 1997 to $5.4 million in 1998, due to license fees in 1998 derived from installations at larger customers.

     EXPENSES

     Carrier costs. Carrier costs increased by $7.7 million, or 50%, from $15.3 million in 1997 to $23.0 million in 1998. This increase was due to the growth in leased network connectivity and link and local access and transport area access charges incurred to support increased customer use of our network. Local access and transport area access charges increased significantly due to our decision to build links directly into local access and transport areas.

     Operating. Operating expenses increased by $4.8 million, or 32%, from $15.0 million in 1997 to $19.8 million in 1998. The growth resulted mainly from higher personnel expenses related to an expansion of the customer support, operations and engineering functions and increased maintenance costs for new network and systems hardware and software. Additionally, in 1998 we recorded a reserve of $1.0 million for a loss on a clearinghouse services contract.

     Selling, general and administrative. Selling, general and administrative expenses increased by $1.4 million, or 16%, from $8.9 million in 1997 to $10.3 million in 1998. This increase was due to the addition of personnel necessary to support the overall growth of our business, increased marketing costs to establish a national corporate image and presence and increased sales efforts.

     Depreciation and amortization. Depreciation and amortization expenses increased by $2.0 million, or 27%, from $7.4 million in 1997 to $9.4 million in 1998. This increase was due to the placing into service of new network equipment, including our network monitoring equipment accounted for as capital leases and local number portability service-related assets. During 1998, we replaced two signal transfer points as part of our network reliability upgrade, resulting in an expense of $.7 million as we retired the former equipment.

     Interest expense, net. Interest expense, net decreased by $.1 million, or 8%, from $.8 million in 1997 to $.7 million in 1998. This decrease was primarily related to decreased interest expense from capital leases signed in 1998.

     Income taxes. Income tax expense increased by $4.1 million, from a tax benefit of $.7 million in 1997 to a tax expense of $3.5 million in 1998. The 1997 tax accounts and provision reflect benefits of $3.2 million comprised primarily of $2.4 million due to the utilization of net operating loss carryforwards and $.9 million due to the reversal of substantially all of a previously recorded deferred tax valuation allowance as a result of improved operating results. The 1997 tax accounts and provision also reflect federal alternative minimum taxes that cannot be completely offset by tax loss carryforwards.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     REVENUES

     Network services. Network services revenues increased by $14.7 million, or 50%, from $29.4 million in 1996 to $44.1 million in 1997. This increase was due to increased customer connections and signaling across our network and growth in queries processed in the calling name delivery database.

     Clearinghouse services. Clearinghouse services revenues decreased by $1.2 million, or 15%, from $7.9 million in 1996 to $6.7 million in 1997. This decrease was primarily a result of a volume price reduction for a large customer in the fourth quarter of 1997.

     Network usage software applications. Network usage software applications revenues increased by $2.9 million, from $.6 million in 1996 to $3.5 million in 1997, due to greater license fees in 1997 compared to 1996.

     EXPENSES

     Carrier costs. Carrier costs increased by $5.9 million, or 64%, from $9.4 million in 1996 to $15.3 million in 1997. This increase was due to the growth in leased network connectivity and link and local access and transport area access charges incurred to support increased customer use of our network.

     Operating. Operating expenses increased by $3.9 million, or 34%, from $11.1 million in 1996 to $15.0 million in 1997. This increase was due primarily to the increasing support required for the continuing expansion of our SS7 network and related products. The growth resulted mainly from higher personnel expenses related to an expansion in the customer support, operations and engineering functions and increased maintenance costs for new network and systems hardware and software.

     Selling, general and administrative. Selling, general and administrative expenses increased by $1.1 million, or 14%, from $7.8 million in 1996 to $8.9 million in 1997. This increase was due to higher personnel expenses related to an expansion in our sales and marketing and product management functions, including increased travel expenses and new marketing material costs related to increased sales and marketing efforts.

     Depreciation and amortization. Depreciation and amortization expenses increased by $1.7 million, or 29%, from $5.7 million in 1996 to $7.4 million in 1997. This increase was due to the placing into service of new network equipment and additional depreciation of $1.0 million due to the acceleration of the depreciation of the former network equipment.

     Interest expense, net. Interest expense, net was unchanged from 1996 to 1997.

     Income taxes. Income tax expense decreased $.8 million, from a tax expense of $.1 million in 1996 to a tax benefit of $.7 million in 1997. The 1997 tax accounts and provision reflect benefits of $3.1 million comprised primarily of $2.4 million due to the utilization of net operating loss carryforwards and $.9 million due to the reversal of substantially all of the previously recorded deferred tax valuation allowance as a result of improved operating results. The 1996 tax accounts and provision reflect the benefit of $1.0 million due to the utilization of net operating loss carryforwards. The 1996 and 1997 tax accounts and provision also reflect federal alternative minimum taxes that cannot be completely offset by tax loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

     We rely on a combination of cash generated from operations, commercial borrowings, vendor financing and the issuance of debt and equity securities to fund our operations and capital needs. Currently, our operating activities generate positive cash flows. We anticipate continued high levels of investment in our infrastructure over the next several years to manage increased network volumes, to enhance customer support systems and to continue to improve network and service reliability. Additionally, we anticipate continued investments in the development and acquisition of new services and products related to our network, database and clearinghouse services in order to address changing markets and customer needs.

     Our working capital (current assets in excess of current liabilities) was $17.1 million at June 30, 1999. Our cash and cash equivalent balances included $2.2 million required as working capital to service our clearinghouse services customers. Clearinghouse funds are received and disbursed on a monthly basis. The growth in working capital of $4.2 million, or 32%, from $12.9 million at December 31, 1998, reflects the increase in accounts receivable attributable to increased revenue, decreased payables related to our clearinghouse services function and the utilization of deferred net operating loss carryforward tax assets.

     Our property and equipment acquisitions were $17.9 million for the year ended December 31, 1998 and $5.8 million for the first six months of 1999. Expenditures for property and equipment are primarily for network equipment to expand capacity and enhance reliability, including network monitoring equipment and local number portability service-related assets. We currently anticipate additional capital expenditures of approximately $9.0 million in the remainder of 1999 and approximately $15.0 million in 2000.

     At June 30, 1999, we had a secured line of credit expiring August 15, 2001 with Rural Telephone Finance Cooperative that permits us, subject to certain conditions, to borrow up to $7.3 million, not to exceed 80% of accounts receivable. There were no borrowings against this line of credit at that date. Additionally, at June 30, 1999, we had $3.8 million of unused loan facilities established or committed with the Cooperative, expiring in the years 2000 and 2001. Long-term secured notes payable to the Cooperative were $9.0 million at June 30, 1999, with various maturity dates ranging from August 2000 to March 2015. Also, during 1999, we obtained vendor financing for capital leases related to a purchase of $2.0 million of new network equipment and applications to enhance monitoring, data collection and troubleshooting capabilities.

     At June 30, 1999 we had approximately $8.6 million in principal amount plus accrued interest of outstanding 7.5% Convertible Redeemable Debentures. We have called all of those debentures for payment on October 12, 1999, when the total principal plus accrued interest will be approximately $8.5 million. Debentureholders holding an aggregate of $8.4 million in principal and accrued interest elected to convert their debentures into Class A common stock at a rate of 90 shares for each $1,000 due them. The remaining $.1 million in principal and accrued interest will be redeemed on October 12, 1999.

     We believe that our existing cash balances, funds generated from our operations, borrowings available under our existing credit agreements and the proceeds of this offering will be sufficient to meet our anticipated capital expenditure and working capital needs for the next 18 months. However, acquisitions of complementary businesses or technologies may require significant capital beyond our current expectations, which would require us to issue additional equity securities and/or incur additional long-term debt. We currently do not have any agreements, and are not involved in any negotiations, with respect to any acquisition.

IMPACT OF YEAR 2000

     The Year 2000 issue is the result of some information and operating systems being written using two digits rather than four to define the applicable year. Any computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruptions of operations, including, among other things, a temporary inability to process database or network transactions, send invoices or engage in similar normal business activities.

     We have conducted a comprehensive review of our hardware and software systems to identify those systems that could be affected by the Year 2000 issue and we have developed an implementation plan to resolve the identified issues. Systems that interact with customers and that focus on our core business functions of SS7 network signaling, database information and network usage software applications have been given the highest priority. We presently believe that with the modifications or replacements of existing software and affected hardware, updates by vendors and conversion to new software, we can avoid any material adverse impact on our operations from the Year 2000 issue. However, if the modifications and replacements are not made or are not completed in a timely manner, the Year 2000 issue could have a material impact on our operations.

     Our plan to resolve the Year 2000 issue involves the following four phases: assessment, conversion, testing and implementation. To date, we have fully completed our assessment of all critical systems and hardware that could be affected by the Year 2000 issue. We have completed reprogramming and/or upgrading the software we maintain. Once software is reprogrammed or replaced for all or part of a system, we begin testing and implementation. The testing and implementation phases include not only software maintained by us but third-party systems as well. To date, we have nearly completed our testing and have implemented 85% of our converted systems. Implementation of all converted systems is currently targeted for completion by September 30, 1999.

     We are using both internal and external resources to implement our Year 2000 compliance plan. To date, we have spent $975,000 to remedy the Year 2000 issue and we estimate that our total expenditures to complete execution of the Year 2000 compliance plan will range from $1.2 million to $2.0 million. Most of these expenses are being capitalized because the costs related to Year 2000 modifications are only an incremental part of overall software and hardware upgrades.

     All non-information technology that uses or might use date sensitive embedded software chips, such as security systems, climate controls and other electronic devices used in daily business operations, have been inventoried and assessed. All identified non-compliant systems are being upgraded and tested as compliant versions become available. This effort is expected to continue throughout 1999.

     Our SS7 network interfaces directly with significant third-party networks and databases. We are currently working with these and other third-party vendors to ensure that their systems and interfaces that are relevant to us are Year 2000 compliant by December 31, 1999. To date, we have been advised by over 80% of our significant third-party vendors that they expect to be Year 2000 compliant by the end of 1999. In addition, we are participating with national industry groups such as the Network Reliability and Interoperability Council and committees of the Alliance for Telecommunications Industry Solutions to assess Year 2000 network reliability and we will continue to monitor the compliance of our third-party vendors. Failure to address the Year 2000 issue by a third-party on whom our systems or services rely could have a material adverse effect on us or our customers.

     We believe we have the proper staffing, tools and procedures to identify and prepare all mission critical systems for the Year 2000 and we believe the necessary programs are in place for a smooth Year 2000 transition. However, we have not yet completed all necessary phases of our Year 2000 compliance plan. If we do not complete the remaining phases, we may be unable to operate our SS7 network or information databases. Additionally, we could be subject to litigation for product or service failure. We cannot reasonably estimate at this time the amount of our potential liability and lost revenue.

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     We anticipate having our contingency plans in place early in the fourth quarter of 1999. Our contingency planning includes the following:

     - reviewing, assessing and updating existing business recovery plans;

     - identifying teams to be on call during the change in year to monitor our network, critical systems, operations centers and business processes;

     - developing alternate processes to support critical customer functions;

     - developing alternatives for critical suppliers that fail to meet Year 2000 compliance commitment schedules; and

     - developing data retention and recovery procedures for critical business data.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our market risks relate primarily to changes in interest rates. We are exposed to this risk in two specific ways. First, we have debt outstanding. At the end of 1998, we had $7.5 million of debt in the form of a series of 7.5% debentures. Because this borrowing had a fixed interest rate, neither our income statement nor our cash flows were exposed to changes in interest rates. Our secured notes payable to the Cooperative, which had average borrowings of $11.0 million during 1998 and was $10.6 million at the end of 1998 had a variable interest rate, which exposed our income statement and cash flows to changes in interest rates. The rate of these secured notes is based on the lender's cost of funds. We also have a variable rate revolving line of credit for up to $7.3 million that has not been used. The interest rate on this line of credit is based on the prevailing bank prime rate plus a margin of one and one-half percent per year. The lender may, in its discretion, fix a lower rate from time to time. If market interest rates were to increase immediately and uniformly by 10% from levels at June 30, 1999, our net income and cash flows would decrease by an immaterial amount.

     The second component of interest rate risk involves the short-term investment of excess cash. Such risk affects fair values, earnings and cash flows. Excess cash is primarily invested in overnight repurchase agreements backed by U.S. government securities. These are considered to be cash equivalents and are shown that way on our balance sheet. Our average balance in those securities was approximately $10.6 million over the past year. Earnings from these cash equivalents totaled $.5 million for the year ended December 31, 1998.

     Approximately 17% of our total expenses in 1998 were related to access lines that we lease for our customers. These charges are set by tariff. To date, we have been able to pass through changes in these charges to our customers. At this point in time, our operations outside of the United States are immaterial. Accordingly, we are not exposed to substantial risks arising from foreign currency exchange rates.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires capitalization of certain costs incurred in connection with developing or obtaining internal use software. In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5 requires that all start-up costs related to new operations must be expensed as incurred. The provisions of SOP 98-1 and SOP 98-5 were adopted in 1999 and are generally consistent with our past accounting policies and, therefore, there has been no material impact on our financial condition or operating results.

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

                                    BUSINESS

OVERVIEW

     We operate the largest unaffiliated SS7 network in the United States and are a leading provider of complementary intelligent network and SS7 services to telecommunications carriers. Connection to our network gives carriers access to the system of signaling networks of nearly the entire U.S. public-switched telecommunications infrastructure through a single source. The provision of SS7 network services is our primary focus and we are not affiliated with any telecommunications carrier.

     SS7 is the industry standard used by almost every switched telephone network operator in the United States and Canada to identify available network routes and designate the circuits to be used for each individual telephone call. SS7 networks also provide access to intelligent network services, such as caller identification, calling card validation and other specialized database access functions, all of which are performed in the seconds it takes to complete a call. SS7 networks are specialized packet-switched data networks that provide these control functions and services in parallel with separate voice networks.

     Through our SS7 network, we provide:

     - SS7 connectivity, switching and transport; and

     - intelligent network services, including local number portability and support for roaming between wireless carriers and various other specialized database services.

     Also, we serve the telecommunications industry with:

     - clearinghouse services to facilitate payment among telecommunications carriers; and

     - network usage software applications.

     Our network is composed of specialized SS7 switches, sophisticated computers and databases strategically located across the country. These elements interconnect our customers and all of the largest U.S. telecommunications carriers through leased lines. Our network serves over 600 network customers, including incumbent local exchange carriers, competitive local exchange carriers, long distance companies, wireless telecommunications providers and Internet service providers.

     We have been a provider of telecommunications database services since 1981 and of critical SS7 network services since 1990. In 1998, we generated revenues of $71.9 million, operating income of $9.5 million and net income of $5.3 million.

OUR HISTORY

     Our company was formed as U.S. Intelco and began operations in 1981. Our original mission was to maintain the independent telephone company customer records portion of the national telephone calling card database on AT&T's long distance Common Channel Inter-office Signaling #6 network. Throughout the 1980s, we expanded our service portfolio with the addition of clearinghouse and revenue administration services for telecommunications carriers.

     AT&T phased out its Common Channel Inter-office Signaling #6 network in the late 1980s as it and other carriers transitioned to SS7 technology. National implementation of SS7 technology introduced processing of telephone information by separating the signaling and voice paths and transmitting signaling information in the form of data packets over a parallel signaling network.

     We capitalized on the shift to SS7 in 1989 by forming a subsidiary to develop and maintain an SS7 network for independent telephone companies that needed SS7 capabilities but lacked the expertise or resources to develop their own network. We continued to develop services that use SS7 technology, including outsourced maintenance of a line information database for calling card validation, billing

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

validation and third-party collect call validation. These services allow our customers to control their subscriber data and issue calling cards that are honored on all major long-distance carrier networks. Today, our line information database stores over 18 million line numbers and related subscriber information.

     As the largest non-carrier affiliated SS7 network provider, we became a principal supplier of SS7 services to many cellular carriers, which use an SS7 network to perform roaming support. Additionally, the emergence of numerous competitive local exchange carriers since the mid-1990s continues to expand our base of customers considerably.

     We began offering clearinghouse services in 1987 with a revenue administration agreement with AT&T. This service is still in place today and involves the passing of billing-and-collection fees from AT&T through to independent telephone companies who then bill and collect on behalf of AT&T. In 1989, we introduced our toll clearinghouse product line through which we act as an aggregator and distributor of billable messages between independent telephone companies and operator service providers.

     Our SS7 network today consists of 12 mated pairs of SS7 signal transfer points, which are specialized switches that manage SS7 signaling, and into which our customers connect via leased lines. We own four pairs and lease capacity on eight pairs of SS7 signal transfer points from regional partners. The combination of these regional partner signaling transfer points with our own provides us with one of the most extensive inter-carrier SS7 networks in the United States.

COMPETITIVE STRENGTHS

     Our competitive strengths include:

     - COST-EFFECTIVE ACCESS TO SS7 NETWORK AND INTELLIGENT NETWORK SERVICES. We provide our customers cost-effective connectivity to the signaling networks of nearly the entire U.S. public-switched telecommunications infrastructure and an array of network-enabled services through a single source. We believe most of our customers choose not to build in-house SS7 networks due to the significant capital and technical expertise required to install and manage necessary SS7 connections with the largest U.S. telecommunications carriers.

     - ESTABLISHED RELATIONSHIPS WITH NUMEROUS TELECOMMUNICATIONS CARRIERS. We have established relationships with AT&T, MCI WorldCom, Sprint, all of the regional Bell operating companies, most major competitive local exchange carriers and a significant number of wireless operators, independent telephone companies and interexchange carriers. These relationships provide us with the opportunity to sell additional services to a broad base of customers while limiting our dependence on any single customer. We believe that the need for such broad relationships poses a significant barrier to entry for other potential SS7 service providers.

     - EXTENSIVE EXPERIENCE IN OFFERING CRITICAL SS7 SERVICES. SS7 signaling is an advanced technology that is essential in providing telecommunications services and presents significant operating complexities. Unlike many of our competitors, we are primarily focused on providing SS7 network access and intelligent network services. We have extensive experience in providing these services and have been recognized through awards for our industry expertise. In addition, our top five executives have an average of 24 years experience in the telecommunications industry. We believe that a broad array of high quality carriers use our services primarily due to our singular focus on providing SS7 connectivity and intelligent network services, as well as our recognized superior technical expertise. In addition, we believe that our customers would be reluctant to outsource this critical function to other less established SS7 service providers or to attempt to manage these functions in-house.

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

     - INDEPENDENCE AND NEUTRALITY IN THE TELECOMMUNICATIONS MARKETPLACE. As the largest non-carrier affiliated SS7 network provider, we have fostered business relationships with existing and emerging carriers, both wireline and wireless, and do not compete with them in providing services to their residential and business customers. Our customers consider the subscriber information we manage for them to be sensitive and do not openly share it with competitors. We believe that our independence and neutrality significantly enhance our attractiveness to the entire industry as a provider of outsourced SS7 services.

     - PROVEN BUSINESS MODEL THAT GENERATES PROFITABLE AND RECURRING REVENUE STREAMS. Our network provides us with a profitable base of recurring service revenue, while serving as an established platform for additional growth through the delivery of new and enhanced services. The investment we have made in our network provides a base from which to add additional customers. Additionally, we believe that the costs incurred by a carrier in moving to a competitor's SS7 network are relatively high, further strengthening the stability of our revenue base.

     - POSITIONED TO BE THE SS7 SERVICE PROVIDER OF CHOICE TO INTERNET PROTOCOL-BASED CARRIERS. As one of the largest providers of outsourced SS7 and intelligent network services in the United States, we are strategically positioned to provide those services to emerging Internet protocol-based carriers who must access existing public-switched telecommunications networks to serve their rapidly growing customer bases. Emerging packet-based carriers need access to the signaling-based services that are used by traditional circuit-based telecommunications providers. By working with manufacturers, such as Cisco and Lucent, to certify the operation of their equipment with our network, we have positioned ourselves to provide these signaling-based services to these new communications providers. Our SS7 expertise also allows us to offer services to Internet service providers who choose to use SS7-based signaling to offer more efficient and cost-effective service to their customers.

THE TELECOMMUNICATIONS INDUSTRY

     Historically, telecommunications carriers operated in a highly regulated environment with little or no competition. Recently, governments worldwide have begun to deregulate the telecommunications industry in order to reduce costs and improve service. Deregulation has encouraged the emergence of many new telecommunications carriers and increased competition. New entrants to the global telecommunications landscape include:

     - competitive long distance and local exchange carriers;

     - competitors to government post, telephone and telegraph companies outside the United States;

     - wireless carriers;

     - resellers, such as calling card providers; and

     - Internet service providers.

     Deregulation has also opened specific service opportunities to competition, such as the provision of toll-free number database services, line information database services and local number portability.

     Increased competition in the telecommunications industry is forcing carriers to differentiate themselves by providing advanced, value-added services. Examples of these services include personal toll-free numbers, prepaid calling cards, caller identification, billing validation services, customized routing and billing and voice messaging. Carriers in a growing number of markets are also being required to provide local number portability, which enables a customer to change local telephone service providers without changing its telephone number. Providing these services requires SS7 connectivity and simultaneous database access through an SS7 network.

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

     Telecommunications networks have also significantly increased in complexity in order to accommodate the functionality requirements of these value-added services, such as local number portability, which was mandated in 1996 by the FCC to be implemented beginning in 1999 for wireline carriers and in 2002 for wireless carriers. These intelligent networks allow for various functions to be distributed flexibly throughout the network. For example, intelligent network functions enable carriers to deploy advanced services on computer systems separate from the switching systems that connect their customers. The computer system is accessed through the SS7 network, reducing cost and increasing quality of customer service.

     The growth of intelligent networks, coupled with a significant worldwide increase in demand for telecommunications and Internet-related data services, has resulted in corresponding demand for telecommunications infrastructure and advanced networking technologies. Telecommunications carriers must provide the very highest quality and reliability of service to remain competitive.

GROWTH STRATEGY

     Our growth strategy consists of the following key elements:

     - BROADEN OUR CUSTOMER BASE BY TARGETING EMERGING CARRIERS. We intend to continue to aggressively grow our customer base by targeting new telecommunications carriers as they enter the market. These carriers include competitive local exchange carriers, integrated communications providers, wireless carriers and Internet service providers. We expect continued growth in the number of telecommunications providers entering the market. We believe we will be the SS7 service provider of choice to these emerging entrants who are unlikely to risk outsourcing their critical SS7 services to one of their competitors.

     - PROVIDE NEW SERVICES TO HELP DIFFERENTIATE OUR CUSTOMERS FROM THEIR COMPETITORS. The competitive nature of the telecommunications industry requires providers to offer enhanced services to maintain existing or attract new customers. Many of these enhanced services are implemented through the SS7-based intelligent network. In addition to our standard services, we intend to capitalize on the scalability of our network by developing new and enhanced services and applications that will enable our customers to broaden their service offerings and improve their market position.

     - UTILIZE OUR NETWORK USAGE MEASUREMENT CAPABILITIES TO GENERATE ADDITIONAL REVENUE. We will seek to use our proprietary network usage software applications and related expertise to develop services to monitor usage of customers' networks and capture usage pattern data. The hardware and software investments we have made to capture data elements contained in SS7 signaling messages give us the ability to gather valuable information about telephone calls facilitated by our network. In many cases, we can obtain more information about calling patterns and interactions with other networks from our network than any single carrier can on its own. We believe this data can be used to enhance the billing and network management capabilities of our customers, allowing them to gain additional revenue and more efficiently operate their networks. This data can also be used to help our customers develop targeted marketing plans.

     - BECOME THE PREFERRED PROVIDER OF SS7-BASED SERVICES TO EMERGING INTERNET PROTOCOL-BASED CARRIERS. We believe that providing carrier-class intelligent network capabilities is one of the biggest challenges facing emerging Internet protocol-based carriers. We are actively working with hardware providers, including Cisco and Lucent, to certify new SS7-related equipment for emerging Internet protocol-based carriers. Our core competencies of database management and signaling-based communications position us well to offer services similar to our existing offerings in an Internet protocol-based network. As one of our initial steps in developing services for these Internet protocol-based network providers, we offer signaling capabilities to Internet service

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

       providers that help them to improve service quality by reducing congestion on their networks while lowering their costs. We intend to continue to position ourselves to provide intelligent network capabilities using emerging Internet protocol-based technologies.

     - STRENGTHEN OUR MARKET PRESENCE THROUGH SELECT ACQUISITIONS. We will actively seek to acquire companies that possess complementary service offerings. Companies that have developed signaling-based services or services that can be improved through the use of SS7-based signaling can provide us incremental revenues and net income. Through select acquisitions, we believe we can combine new, complementary services with our existing product line and extensive network. This will increase our market reach and allow us to quickly broaden our service portfolio.

ANATOMY OF THE SS7 NETWORK

     The following diagram illustrates the relationship of the basic components of the SS7 network:

                              SS7 Network Diagram

     A telephone call involves two types of information: the call content (voice, computer data or video) and the signaling information about the call (such as the party initiating the call and the number being called). This signaling information is required to connect, manage and bill for the call. Therefore, modern telecommunication networks not only must convey information between points, but also must identify the best routes for connections, control the allocation of resources used to transfer the information and keep transaction records for billing and measurement purposes.

     The call transmission portion of the U.S. public-switched telecommunications network starts with voice switches located in the offices of local and long distance service providers. These switches gather traffic from homes and businesses over local loops and direct it over trunks through the mesh of different carriers' networks across the country and around the world. Finally, the traffic is passed onto a local loop for termination at the distant end.

     The SS7 network directs calls through carriers' networks and provides advanced functions such as completing toll-free calls, identifying calling party name and tracking telephone numbers transferred between local telephone companies. SS7 is a standardized set of protocols and architecture that has been implemented by telecommunications carriers worldwide beginning in the mid-1980s. SS7 uses packet-switching technology and transmits signaling messages on data circuits that are independent of the call

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circuits it controls. Because SS7 messages travel on discrete circuits, SS7 is often referred to as "out-of-band" signaling. SS7 networks are designed to be reliable, flexible and scalable and have high capacity, enabling telecommunications carriers to provide new services quickly and to optimize the network bandwidth used for trunk connections.

     Whenever a call originates in a phone network with intelligent network services, a message signal unit is generated by the originating switch and sent to the proper destination switch over the SS7 network. All signaling used for establishing a call, disconnecting a call, database query and response and SS7 network management is carried by these message signal units. As the message signal unit is routed by the signaling system, the appropriate switches in the local and, if necessary, long distance telephone networks reserve the circuits needed to complete the telephone call. Finally, the message signal unit reaches the destination switch and the destination switch processes the dialed number stored in the message signal unit to connect the call to the dialed party.

     The SS7 network consists of three basic network and software components:

     Service Switching Points: "SS7-enabled voice switches." Service switching points are carriers' voice switches (for example, a Lucent 5ESS switch) that use SS7 technology. In addition to originating, terminating and switching calls, service switching points exchange messages with other service switching points, signal transfer points and service control points throughout the network.

     Signal Transfer Points: "data switches for SS7 traffic." Signal transfer points are packet switches that provide access to the SS7 network and route SS7 messages among service switching points and service control points. These are the traffic controllers of the SS7 network. Signal transfer points typically consist of highly reliable computers running special software.

     Service Control Points: "intelligent SS7 databases." Service control points are computers that house databases containing customer and network information. This information is used by the SS7 network for call routing, billing and intelligent network database services.

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PRODUCTS AND SERVICES

     As illustrated in the diagram below, we provide our customers with various products and services. The majority of our products and services are directly related to our SS7 network, as either part of the connectivity, switching and transport function of the SS7 network or as intelligent network services delivered over our SS7 network. In addition, we provide clearinghouse services and license specially designed software for measuring network usage.

                                PRODUCTS DIAGRAM

     NETWORK SERVICES -- CONNECTIVITY, SWITCHING AND TRANSPORT

     Our network services provide carriers with:

     - connectivity to SS7 networks throughout the United States via access to our network at any of twelve signal transfer point mated pairs located throughout the country;

     - the ability to deliver a full range of services, via SS7 connectivity, to the incumbent local exchange carriers who serve 230 of the 237 local access and transport areas and major independent local exchange carrier regions in the United States; and

     - the opportunity to save time and resources on establishing and maintaining SS7 links. We provide complete engineering, installation, testing and activation of all links to our network and work closely with carriers to ensure configurations meet their specific requirements.

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     SS7 Connectivity, Switching and Transport. These are all component parts of our basic SS7 trunk signaling service. Trunk signaling reduces post-dial delay, allowing call connection almost as soon as dialing is completed. This enables carriers to deploy a full range of intelligent network services more quickly and cost effectively. By using our trunk signaling service, carriers simplify SS7 link provisioning by outsourcing this to us and can:

     - increase trunk efficiency through faster call completion and disconnect;

     - reach all local, interexchange and wireless carriers' networks through our access to hundreds of carriers;

     - maximize network reliability by having us monitor the performance of their SS7 connections 24 hours a day, seven days a week;

     - facilitate custom local area signaling services, such as caller identification; and

     - lower access costs for local delivery of interexchange and wireless calls.

     Database Access Messaging. We provide the SS7 functions that enable carriers to find and interact with network databases and conduct the database queries that are essential for many advanced services. Combined with connectivity to our SS7 network, we provide access to the database information that enables carriers to deliver a full range of custom local area signaling services to their customers.

     Seamless Roaming. In 1993, the Cellular Telecommunications Industry Association endorsed us, for a period of five years, as the nationwide provider of IS-41 signaling in support of seamless roaming. We remain a nationwide provider of seamless roaming support using the IS-41 signaling protocol. IS-41 allows carriers to provide support for roamers visiting their service area, and for their customers when they roam outside their service area. It enables number validation inside and outside carriers' service areas by accessing our SS7 network. All U.S. wireless carriers providing subscribers with automatic call delivery and autonomous registration while roaming use IS-41 or the recently introduced GSM-MAP protocol, which we also support.

     NETWORK SERVICES -- INTELLIGENT NETWORK SERVICES

     Intelligent network services encompass a number of database query functions, the most significant of which are local number portability, line information database access and transport, toll-free database access and transport and caller identification or calling name delivery access and transport. Each of these services uses our SS7 network to access our databases and others maintained by third parties.

     Local Number Portability. In 1996, the FCC mandated that incumbent local exchange carriers implement wireline number portability in all major U.S. markets beginning in 1999. Local number portability allows a telephone subscriber to switch local service providers while keeping the same telephone number. It substantially complicates the process of completing an ordinary telephone call, since the destination telephone number in an area where local number portability has been implemented no longer bears any direct relationship to its actual physical location on the network. In order to complete a call to a telephone number in an area where local number portability has been implemented, a carrier must conduct a simultaneous database query to route the call correctly. We manage interactions with number portability databases and provide database queries on a call-by-call basis, thereby allowing carriers to deploy local number portability without the high cost of building their own infrastructure.

     Our local number portability services include:

     - service order administration, which gives carriers online access to manage portability information, send that information to the appropriate national Number Portability Administration Center and retrieve information about what actions other service providers may have taken;

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

     - a local service management system that is the hardware and software database platform necessary to manage customer call routing information; and

     - data access to the appropriate local number portability service control point for the information necessary to complete a call.

     We believe our local number portability services are highly competitive because we provide integrated, turnkey management of sophisticated and time-consuming local number portability databases, a single interface to all of the seven Number Portability Administration Centers in the United States and 24 hour a day, seven day a week technical support.

     Line Information Database Access and Transport. Line information databases are developed and maintained by telecommunications carriers to store information about their subscribers necessary to provide enhanced services such as validating telephone numbers and billing information. For example, when a caller tries to bill a call with a calling card, the local carrier where the call is initiated sends a query over the SS7 network. The SS7 network then determines the appropriate database to validate the card number, routes the information to the switch that analyzes the response and determines how to treat the call.

     Through our SS7 network, we offer high-speed access to all of the line information databases in the United States for seamless, nationwide access to subscriber information. We also manage and operate our own database of over 18 million line information records. Our SS7 network and database access allow carriers to deliver, in fractions of a second, seamless access to subscriber information through our access agreements with all databases in the country, for purposes such as validating calling card, collect and third party billed calls.

     Key features of our line information database services include:

     - fraud protection features, such as usage monitoring, auto-deactivation, lost and stolen card service and domestic restrictions to fight international calling card fraud; and

     - high capacity and reliability, fully meeting industry standards for call processing throughput, storage volume capacity, fault tolerance and redundancy.

     Toll-Free Database Access and Transport. Our SS7 network provides access to all toll-free numbers in the country for call routing. When a caller dials a toll-free number from one of our customers' areas, our customer launches a query over our SS7 network. Our network routes the query to a national toll-free database, retrieves information and identifies the appropriate carrier and other routing information as necessary. Our network returns the response to our customer for call routing.

     Calling Name Delivery Access and Transport. Caller identification or calling name delivery service has become an increasingly popular value-added offering for telephone subscribers. Most local exchange carriers provide a caller identification service that displays a caller's telephone number. The originating caller's telephone number is part of the SS7 signaling message that sets up a telephone call; however, providing the caller's name requires the ability to obtain the name that matches that telephone number from a line information database. We develop and offer calling name database access, allowing carriers to query many regional Bell operating companies and major independent telephone carriers and reduce the "name not available" messages that customers receive. We also manage and operate a database for storage of incumbent local exchange carrier, competitive local exchange carrier and wireless calling name records.

     Key components and features of our calling name database include:

     - a high capacity calling name database that consistently meets applicable industry standards for queries per second and data storage volumes;

     - a city/state database in addition to our main calling name database. If a caller's name is not accessible, a carrier can deliver the caller's city and state location, giving subscribers a better indication of who is calling and reducing "name not available" messages; and

     - automatic dual updating of our calling name database and our line information database.

     Other Services. We also provide other intelligent network services to our customers. For example, in addition to network access, we provide a centralized database of IS-41 messages that enables a wireless carrier to manage and monitor its roamer activities more efficiently while also providing protection against cloning fraud.

     CLEARINGHOUSE SERVICES

     Our clearinghouse services include serving as a distribution and collection point for billing information and payment collection for services provided by one carrier to customers billed by another. For example, we receive a monthly report from a carrier that provides long distance services detailing the long distance calls made by the customers of another carrier. We prepare statements to each billing carrier of the customers' usage, which the billing carrier then uses to bill its customers. The billing carrier remits the payments received from its customers to us. We aggregate these payments and remit them to the carrier providing the long distance service, net of our servicing fee.

     With our clearinghouse services, carriers can:

     - bill and collect messages in a simple consolidated invoice that other providers may otherwise bill separately to the local carrier's customers;

     - bill and collect operator-assisted and calling card calls made through MCI WorldCom, Sprint and other interexchange carriers; and

     - bill and collect direct dialed long distance calls for selected interexchange carriers.

     NETWORK USAGE SOFTWARE APPLICATIONS

     Our network usage software was developed as a commercial derivative of software originally developed to measure and monitor the usage of our own SS7 network. Using our AMAT7 software, in conjunction with equipment provided by Hewlett-Packard, SS7 network operators can measure network usage to allow them to bill other carriers for the use of their SS7 network. Our CDR7 software captures call record detail directly from SS7 signaling links and provides this information in a format that allows for billing to, and verification of invoices received from, other carriers.

OUR NETWORK

     Our network consists of 12 mated pairs of signal transfer points strategically located across the United States. We own four pairs of signal transfer points and currently lease capacity on eight pairs of signal transfer points owned by our regional partners. We are currently planning to install two additional mated pairs of signal transfer points and one additional mated pair of service control points within the next twelve months.

     Our leases generally have renewable two year terms. If a signal transfer point lease is terminated, we may continue to use the capacity for up to one year until we are able to move our affected customers to another signal transfer point. For example, we are in the process of moving six customers from the signal transfer point of a regional partner that, as a result of having recently been acquired, has terminated its lease with us. The lease will remain in effect on a month-to-month basis until we relocate all of our customers.

     Our network is connected to 230 of the nation's 237 local access and transport areas and major independent local exchange carrier regions, either through a direct connection to the local access and transport areas or through a gateway switch belonging to the regional Bell operating company. We have over 400 dedicated connections to local access and transport areas. As of June 30, 1999, we provided signaling for approximately 17,100 trunk groups providing customers with local access and transport areas access.

     We connect our customers to our nationwide SS7 network through links to our signal transfer points. As of June 30, 1999, we had approximately 1,800 access links in service.

     In addition to signal transfer points and associated equipment, we maintain a network operations center in Overland Park, Kansas. We also maintain our databases, related computers and storage devices in our headquarters building in Lacey, Washington and in our regional signal transfer point offices in Mattoon, Illinois and Rock Hill, South Carolina.

SALES AND MARKETING

     Our sales force is made up of 17 direct salespeople and two telemarketers. Eleven of these salespeople are located in our Overland Park office, with six regional account managers located strategically throughout the United States. In addition to our direct sales force, we maintain a customer care center with 11 customer service representatives in our Lacey office to handle customer requests and updates.

     Our marketing and sales division identifies customer needs for network services and promotes our large, reliable network, our competitively priced services and our neutrality in dealing with carriers. The number and complexity of our products and services increase the required training and specialization of our sales force and support staff.

     We believe strong account management is our key to a successful sales effort. We use a consultative sales approach, working with carriers to establish and maintain relationships that identify and serve customer needs proactively. We also pursue opportunities to develop custom solutions to meet large customer requirements.

     We provide incentives for our direct sales staff to further develop their consultative relationship with our customers by offering bonuses in addition to salary and commissions. These bonuses are based on a number of factors, including customer satisfaction, customer retention and new business development.

     We retain an independent consulting company annually to gauge our customer satisfaction. This consulting company, in conjunction with our review team, identifies recent successes and plans improvements for the next year. The results of these surveys show a high level of customer satisfaction.

CUSTOMERS

     Our customer base is diversified across the many different types of facility-based and reseller carriers in the United States. Our top ten customers accounted for approximately 37% of our revenues for the year ended December 31, 1998, and no customer represented more than 7.5% of our revenues in that year. As of June 30, 1999, in addition to 268 independent telephone companies, our customer base includes 85 wireless carriers, 177 competitive local exchange carriers and 84 interexchange carriers. Each of our products and services serves multiple customer types as described below:

     - Network Services-Connectivity, Switching and Transport: The customer focus for these services includes long distance carriers, operator service providers, independent telephone companies, competitive local exchange carriers, Internet protocol-based carriers, and wireless carriers. Our signaling services customers include AT&T, MCI WorldCom, BellAtlantic Mobile, U.S. Cellular and Winstar.

     - Network Services-Intelligent Network Services: The customer focus for these products includes long distance carriers, operator service providers, regional Bell operating companies, independent telephone companies, competitive local exchange carriers, Internet protocol-based carriers, and wireless carriers. Our intelligent network services customers include Frontier, Alltel, BellSouth, AT&T and MCI WorldCom.

     - Clearinghouse Services: The customer focus for these services includes long distance carriers, operator service providers, regional Bell operating companies, independent telephone companies and competitive local exchange carriers. Our clearinghouse services customers include AT&T, MCI WorldCom and ZeroPlus Dialing, Inc.

     - Network Usage Software Applications: The user focus for these products includes regional Bell operating companies and other large carriers. Users of our network usage software applications include SBC, US West, and BellSouth.

COMPETITION

     The market for SS7 network access and related services is relatively new, but intensely competitive. It is subject to rapid technological change, evolving industry standards and regulatory developments. We expect competition to increase in the future. We compete with a number of U.S. and international companies that vary in size and in the scope and breadth of the products and services they offer. Our competitors for SS7 network access and intelligent network services include subsidiaries of AT&T, MCI WorldCom, Southern New England Telephone, Sprint, GTE and regional Bell operating companies, as well as other companies. Many of our competitors are small business units of very large companies, that currently do not actively market their SS7 networks or services. It is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. As a result, those competitors may be able to more quickly develop or adapt to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, promotion and sale of their products. Increased competition is likely to result in price reductions, reduced margins and loss of market share. We currently compete with only one other significant company, National Exchange Carrier Association -- Independent NECA Services, with respect to our clearinghouse services. INET, Inc. is our main competitor for network usage software applications.

     We believe that our ability to compete successfully depends on numerous factors, both within and outside our control, including:

     - our responsiveness to telecommunications service providers' needs;

     - our ability to support existing and new industry standards;

     - the development of technical innovations;

     - our ability to attract and retain qualified personnel;

     - our response to regulatory changes; and

     - the quality, reliability and security of our products and services.

     We cannot assure you that we will be able to compete successfully against current or future competitors or that competitive pressures that we face will not materially adversely affect our business, financial condition and operating results.

REGULATION

     We are not subject to the direct regulation of the FCC or any state utility regulatory commission. Some of our customers, however, may be subject to federal or state regulation that could have an indirect effect on our business. Because we do not provide voice-grade or data services that are deemed to be common carrier telecommunications services, we do not anticipate that our services will be subject to regulation by the FCC or state public utility commissions. However, future regulation of lines of business we may enter could directly affect our business or indirectly affect our business through its impact on our customers. Alternatively, any future change in laws or regulations could subject us to direct regulation by the FCC or any other federal or state agency.

EMPLOYEES

     As of June 30, 1999, we had 304 employees, of whom 197 were engaged in operations, 60 were engaged in sales and marketing, and 47 were engaged in administrative and other business support functions. We believe our relationship with our employees is good. We have no collective bargaining agreements and no unionized employees.

     Our success depends, in part, upon our ability to continue to attract, motivate and retain additional highly qualified employees, particularly employees with SS7 knowledge and experience. The process of locating employees with the skills and attributes necessary to implement our strategy is lengthy. The loss of any existing key employees or the inability to attract, motivate and retain additional qualified employees could affect our ability to expand our network and enhance our products and services. See "Risk Factors -- We may have difficulty attracting and retaining employees with the requisite skill to execute our growth plans."

FACILITIES

     Our headquarters and a portion of our operations center are located in Lacey, Washington, where we own our facility. The building, approximately 13.5 acres of land on which the building is constructed, and some of our computer hardware and software are financed by Rural Telephone Finance Cooperative. The Cooperative has a first priority lien on substantially all of our assets, revenues and property, excluding cash collected and held on behalf of others in the normal course of providing our services.

     We also lease office space, constructed to suit our specifications, in Overland Park, Kansas, where, in addition to sales and administrative functions, we have our network surveillance and control center that operates 24 hours a day, seven days a week. The lease expires January 1, 2006, subject to an option in 2004 to extend the lease for an additional five years. We sublease space for our signal transfer point facilities at Mattoon, Illinois. The sublease expires on July 31, 2001. We lease space for our signal transfer point facilities at Rock Hill, South Carolina. The lease expires April 30, 2001.

LEGAL PROCEEDINGS

     We are a party to various legal proceedings arising in the ordinary course of business. We do not believe that those claims, individually or combined, will have a material adverse effect on our business, financial condition or operating results.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The persons currently serving as directors and executive officers of Illuminet Holdings, Inc. and their ages are listed below. Roger H. Moore, President and Chief Executive Officer, is the only director employed by Illuminet.

             NAME               AGE                        POSITION
             ----               ---                        --------
Roger H. Moore................  57    President, Chief Executive Officer and Class I
                                      Director
F. Terry Kremian..............  52    Executive Vice President and Chief Operating
                                      Officer
Daniel E. Weiss...............  51    Chief Financial Officer, Secretary and Treasurer
Bruce E. Johnson..............  51    Vice President - Operations and Engineering
David J. Nicol................  53    Vice President - Product Management and Development
Richard A. Lumpkin............  64    Chairman of the Board and Class III Director
Gregory J. Wilkinson..........  49    Vice Chairman of the Board and Class III Director
Theodore D. Berns.............  50    Class III Director
Eugene L. Cole................  63    Class II Director
Aubrey E. Judy................  61    Class III Director
Kenneth L. Lein...............  66    Class I Director
James S. Quarforth............  45    Class II Director
G. I. Ross....................  65    Class I Director
James W. Strand...............  52    Class II Director

     Mr. Moore has been President and Chief Executive Officer since December 1995 and a member of the Board of Directors since July 1998. Prior to that, Mr. Moore served as vice president of major accounts of Northern Telecom from 1994 to 1995. He was president of Northern Telecom Japan from 1991 to 1994, and from 1989 to 1991, he was vice president of Northern Telecom's Western Region. Mr. Moore held other senior positions with Northern Telecom since joining that company in 1985. Prior to joining Northern Telecom, Mr. Moore was the president of AT&T Canada from 1982 to 1985. He has over 30 years of experience in the telecommunications and business systems industry. Mr. Moore is a director of Tut Systems, Inc. and The Center for Telecommunications Management at the University of Southern California.

     Mr. Kremian has been Executive Vice President and Chief Operating Officer since September 1998. Prior to that, Mr. Kremian was Vice President - Marketing and Sales from November 1997. He joined Illuminet from MCI where he was employed since 1982, most recently as director of Carrier Sales, National Accounts.

     Mr. Weiss has been Chief Financial Officer since February 1996 and Secretary and Treasurer since April 1996. Mr. Weiss also serves as the Vice President - Finance for Illuminet, Inc. as well as its Secretary and Treasurer. Prior to that, Mr. Weiss served as vice president - finance, treasurer and assistant treasurer for Illuminet Holdings, Inc.'s predecessor companies since 1979.

     Mr. Johnson has been Vice President - Operations and Engineering since February 1996. Prior to that, he served as Independent Telecommunications Network's vice president - operations and engineering from 1992 to 1996. Prior to joining Independent Telecommunications Network, Mr. Johnson was responsible for implementing NYNEX Corporation's SS7 network. While at NYNEX, Mr. Johnson was responsible for deploying one of the first industry intelligent networks and played an active role in providing SS7 performance data to the FCC for its toll-free database mandate.

     Mr. Nicol has been Vice President - Product Management and Development since February 1996. Prior to that, he served as Independent Telecommunications Network's vice president, planning and administration since 1994. All of his 30-year career has been in technology industry sectors, the last 15 directly in telecommunications, including six years at Sprint in various officer positions.

     Mr. Lumpkin has been a director since January 1989 and currently serves as Chairman of the Board of Directors and Chairman of the Executive Committee. Since 1957, Mr. Lumpkin has been employed by Consolidated Communication Inc. and its affiliates. In September 1997, Consolidated was merged into McLeodUSA Incorporated and Mr. Lumpkin became vice chairman and a director of McLeodUSA. He remains chairman and chief executive officer of Illinois Consolidated Telephone Company, a local exchange carrier located in Mattoon, Illinois. Mr. Lumpkin is currently a director of First Mid-Illinois Bancshares and First Mid-Illinois Bank and Trust in Mattoon, Illinois, and Ameren Corporation, a public utility in St. Louis, Missouri and Central Illinois Public Service Company, a public utility in Springfield, Illinois. Mr. Lumpkin is also a former director and past president of the Illinois Telephone Association and United States Telephone Association.

     Mr. Wilkinson has been a director since February 1986 and currently serves as Vice Chairman of the Board of Directors and Chairman of the Audit/Finance Committee. Mr. Wilkinson has been associated with Telephone & Data Systems, Inc., a communications holding company in various capacities since 1972. Since 1992, he has held the position of vice president and controller of that company.

     Mr. Berns has been a director since October 1991. From 1996 until his retirement in January 1999, Mr. Berns served as chief executive officer of Integra Telecom, a competitive local exchange carrier located in Portland, Oregon. He continues to serve as a director of Integra Telecom. From 1993 to 1995, Mr. Berns served as director, president and chief executive officer of AdVal Communications, Inc., a provider of value-added facsimile services located in Vancouver, Washington. From 1986 to 1993, Mr. Berns was employed by Pacific Telecom, Inc., a telecommunications holding company located in Vancouver, Washington. Mr. Berns held several positions with Pacific Telecom, including vice president, secretary and president/chief operating officer. In addition, Mr. Berns is a former director of the United States Telephone Association.

     Mr. Cole has been a director since 1981. Mr. Cole worked at Canby Telephone Association, Canby, Oregon, where in 1968, he was named general manager and in 1986 became president. From 1998 to present, Mr. Cole has been president of US Telecom West, a telecommunications company located in Canby, Oregon. From 1986 until 1994, and again from 1995 to 1998, Mr. Cole served as president of CTA Service Corp., a non-regulated telecommunications service provider located in Canby, Oregon, and North Willamette Telecom, a cable company located in Canby, Oregon.

     Mr. Judy has been a director since April 1982 and is Chairman of the Nominating Committee. Starting in 1964, Mr. Judy was employed with Farmers Telephone Cooperative, Inc., an independent telephone company in Kingstree, South Carolina. He served as its executive vice president from 1981 until his retirement in December 1993. Mr. Judy served on the National Telephone Cooperative Association board of directors from 1976 to 1982 and from 1985 to 1992, holding the offices of secretary, vice president and president.

     Mr. Lein has been a director since 1987. Mr. Lein managed Winnebago Cooperative Telephone Association, a local exchange telephone company located in Lake Mills, Iowa, from 1974 to February 1998. He is a past member of the United States Telephone Association board of directors and has served as secretary of that board.

     Mr. Quarforth has been a director since January 1989 and is Chairman of the Personnel Committee. Mr. Quarforth has been an officer of CFW Communications Company, a local exchange carrier located in Waynesboro, Virginia, since 1991, most recently serving as chairman and chief executive officer. Mr. Quarforth is also a director of American Telecasting, Inc., Listing Services Solutions, Inc., and Virginia Financial Corporation. Mr. Quarforth is also chairman of the Virginia PCS Alliance, L.C. and

West Virginia PCS Alliance L.C. and a past director and president of the Virginia Telecommunications Industry Association.

     Mr. Ross has been a director since January 1989. From 1970 until his retirement in March 1999, Mr. Ross was president, chief executive officer and a director of Lufkin-Conroe Communications Company, a local exchange carrier located in Texas. Mr. Ross has served as chairman of the board of Texas Exchange Carriers Association since 1988. Mr. Ross is a member of the United States Telephone Association board of directors.

     Mr. Strand has been a director since May 1992. Since 1990, Mr. Strand has been president of the Diversified Operations division of and a director of Aliant Communications, Inc. (formerly Lincoln Telecommunications Company), a telecommunications company located in Lincoln, Nebraska. Mr. Strand served on the board of directors of the Cellular Telecommunications Industry Association.

THE BOARD OF DIRECTORS

     Our board of directors currently consists of ten directors. Our certificate of incorporation provides for a classified board of directors consisting of three classes. Each class must consist, as nearly as possible, of one-third of the number of directors constituting the entire board. The terms of the current directors terminate on the date of the annual meeting of stockholders in the following years:

     - Class I, 2000;

     - Class II, 2001; and

     - Class III, 2002.

     At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term and until their respective successors are elected and qualified. Under our certificate of incorporation, a director may only be removed for cause by the affirmative vote of the holders of 80% of the outstanding shares of capital stock entitled to vote in the election of directors.

     The board has four committees: Executive, Personnel, Audit/Finance and Nominating. The Executive Committee consists of Mr. Lumpkin, Mr. Wilkinson, Mr. Judy and Mr. Moore. The Personnel Committee consists of Mr. Quarforth, Mr. Berns, Mr. Cole and Mr. Lein. The Audit/Finance Committee consists of Mr. Wilkinson, Mr. Ross and Mr. Strand. The Nominating Committee consists of Mr. Judy, Mr. Lumpkin and Mr. Wilkinson.

OUTSIDE DIRECTOR COMPENSATION

     Currently, outside directors receive a monthly fee of $300, except for the Chairman of the board of directors, who receives $500 per month, and each outside director receives an annual fee in the form of common stock options granted under our 1997 Equity Incentive Plan, with an estimated value of $7,000 based on the Black-Scholes option pricing model. Outside directors are also paid $300 per meeting per day for attendance at board or committee meetings not to exceed a total of $600 per day and are reimbursed for expenses incurred in attending meetings. Payment of monthly and meeting fees is made in the form of cash, stock or stock options at the election of the outside director. The options expire ten years after the date of grant. If a director elects options, he must do so prior to January 1 of the year in question and the option exercise price is set by the board of directors at that time. The exercise price set at the end of 1997 for options earned in 1998 was $2.20 per share. In 1998, 130,044 options were issued to outside directors. For 1999, all outside directors have elected to receive options. Assuming all directors attend all remaining scheduled meetings during 1999, a total of 68,032 options will have been issued at an exercise price of $4.55 per share.

EXECUTIVE COMPENSATION

     The following table sets forth information for the year ended December 31, 1998 regarding the compensation received by our chief executive officer and each of our four other most highly compensated executive officers whose salaries and bonuses for such year were in excess of $100,000 on an annualized basis (we refer to these individuals as the named executive officers).

                                                                   LONG-TERM
                                                              COMPENSATION AWARDS
                                               1998           -------------------
                                        ANNUAL COMPENSATION       SECURITIES
                                        -------------------       UNDERLYING         ALL OTHER
     NAME AND PRINCIPAL POSITION         SALARY     BONUS           OPTIONS         COMPENSATION
     ---------------------------        --------   --------   -------------------   ------------
Roger H. Moore........................  $229,774   $120,000               --         $34,422(1)
  President and Chief Executive
  Officer
F. Terry Kremian......................   160,008     42,881           40,000           7,250(2)
  Executive Vice President and Chief
  Operating Officer
Daniel E. Weiss.......................   126,000     31,828           44,000          17,270(3)
  Chief Financial Officer, Secretary
  and Treasurer
Bruce E. Johnson......................   143,004     36,123           32,000          20,308(4)
  Vice President - Operations and
  Engineering
David J. Nicol........................   143,004     36,123           44,000          20,308(5)
  Vice President - Product Management
  and Development

---------------

(1) Represents $7,316 in 401(k) matching contributions and $14,821 in profit-sharing contributions made to our profit-sharing plan, and $12,285 in compensation for 401(k) matching contributions and profit sharing contributions due to Mr. Moore in excess of amounts allowable under the Internal Revenue Code.

(2) Represents $7,250 in 401(k) matching contributions.

(3) Represents $6,300 in 401(k) matching contributions and $10,970 in profit-sharing contributions.

(4) Represents $7,150 in 401(k) matching contributions and $13,158 in profit-sharing contributions.

(5) Represents $7,150 in 401(k) matching contributions and $13,158 in profit-sharing contributions.

STOCK OPTIONS AWARDED IN 1998

     The following table lists options granted during 1998 to the named executive officers. All of the options were awarded under the 1997 Equity Incentive Plan. Options are exercisable ratably over four years and expire ten years from the date of grant, but the officer receiving the options must remain continuously employed by us at the time the option is exercised. The percentages listed in the table are based on an aggregate of options to purchase 474,000 shares of our common stock granted to all of our employees in 1998, including the named executive officers. We computed potential realizable values by first multiplying the number of shares of common stock subject to a given option by the option exercise price to determine the initial aggregate stock value. We then assumed that the initial aggregate stock value compounds at an annual 5% or 10% rate shown in the table for the entire ten-year term of the option to determine the final aggregate stock value. Finally, we subtracted from the final aggregate stock value the initial aggregate stock value to determine the potential realizable value. The 5% and 10% assumed annual rates of stock appreciation are mandated by the rules of the SEC and do not reflect our estimate or projection of future stock price growth. Actual gains, if any, on stock option exercises depend upon the actual future price of common stock and the continued employment of the option holders throughout the vesting period. Accordingly, the potential realizable values listed in this table may not be achieved.

                             OPTION GRANTS IN 1998

                                                                                  POTENTIAL REALIZABLE
                                                                                 VALUE AT ASSUMED ANNUAL
                                         PERCENT OF                               RATES OF STOCK PRICE
                           NUMBER OF    TOTAL OPTIONS                               APPRECIATION FOR
                             SHARES      GRANTED TO     EXERCISE                       OPTION TERM
                           UNDERLYING   EMPLOYEES IN      PRICE     EXPIRATION   -----------------------
          NAME              OPTIONS         1998        ($/SHARE)      DATE          5%          10%
          ----             ----------   -------------   ---------   ----------   ----------   ----------
Roger H. Moore...........         --          --%         $  --             --    $     --     $     --
F. Terry Kremian.........     40,000         8.4           4.18       7/1/2008     105,151      266,474
Daniel E. Weiss..........     44,000         9.3           4.18       7/1/2008     115,666      293,121
Bruce E. Johnson.........     32,000         6.8           4.18       7/1/2008      84,121      213,179
David J. Nicol...........     44,000         9.3           4.18       7/1/2008     115,666      293,121

     On August 20, 1999, we awarded the following stock options, all of which vest over four years and expire on their tenth anniversary:

                                                              NUMBER OF SHARES
                                                                 UNDERLYING       EXERCISE PRICE
                            NAME                                  OPTIONS           PER SHARE
                            ----                              ----------------    --------------
Roger H. Moore..............................................           --             $  --
F. Terry Kremian............................................       88,000              8.00
Daniel E. Weiss.............................................       52,000              8.00
Bruce E. Johnson............................................       48,000              8.00
David J. Nicol..............................................       48,000              8.00

AGGREGATE OPTION EXERCISES DURING 1998 AND OPTION VALUES ON DECEMBER 31, 1998

     The following table provides information on option exercises in 1998 by the named executive officers and the value of those officers' unexercised options as of December 31, 1998. As our stock is not publicly traded, a readily ascertainable market value is not available. For purposes of this table, "exercise" means an employee's acquisition of shares of common stock pursuant to stock option grants, "exercisable" means options to purchase shares of common stock that are subject to exercise and "unexercisable" means all other options to purchase shares of common stock.

     To calculate value of unexercised in-the-money options at fiscal year end, we used the initial public offering price of $19.00 per share minus the per share exercise price, multiplied by the number of shares issuable upon exercise.

                         AGGREGATED OPTION EXERCISES IN
                      1998 AND 1998 YEAR-END OPTION VALUES

                                                           NUMBER OF SECURITIES
                                                          UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                 SHARES                      OPTIONS AT FISCAL           IN-THE-MONEY OPTIONS
                                ACQUIRED                         YEAR-END                 AT FISCAL YEAR-END
                                   ON         VALUE     ---------------------------   ---------------------------
            NAME                EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----               -----------   --------   -----------   -------------   -----------   -------------
Roger H. Moore...............       --        $   --      624,000        416,000      $10,383,360    $6,922,240
F. Terry Kremian.............       --            --       20,000        100,000          336,000     1,600,800
Daniel E. Weiss..............      400         1,084       19,600        104,000          329,280     1,660,080
Bruce E. Johnson.............       --            --       20,000         92,000          336,000     1,482,240
David J. Nicol...............       --            --       20,000        104,000          336,000     1,660,080

BENEFIT PLANS

     1997 EQUITY INCENTIVE PLAN

     We adopted the 1997 Equity Incentive Plan on October 29, 1997. A committee, which is appointed by the board of directors, consisting of at least two nonemployee board members, administers the plan. Our plan sets aside 13% of our common stock as may be outstanding from time to time for issuance as stock awards. If stock awards granted under the plan expire, are canceled or lapse for any reason (with the exception of the termination of a Tandem SAR upon exercise of the related option, or the termination of a related option upon exercise of the corresponding Tandem SAR) shares subject to such awards again become available for issuance under the plan. Effective as of the date of this prospectus, each employee and each member of the board of directors was issued options to purchase 200 shares of common stock at the initial public offering price. As of the date of this prospectus, options to acquire up to 2,200,188 shares are outstanding under the plan. The options to acquire 1,040,000 shares granted to Mr. Moore were in addition to the options granted to other employees under the plan.

     The committee may grant incentive stock options that qualify under Section 422 of the Internal Revenue Code to our employees or employees of our subsidiary. The committee may grant nonstatutory stock options, stock appreciation rights, restricted stock, performance units or performance shares to an employee, consultant or nonemployee board member of Illuminet, Inc. or its affiliate. In addition, if we acquire property or stock from an unrelated corporation, the committee may grant options to former employees of such corporation in substitution for options granted to them by the corporation. Only nonqualified stock options have been granted under the plan.

     The exercise price of nonqualified stock options may be less than the fair market value of stock at the time of grant. The exercise price of an incentive stock option must be equal to at least 100% of the fair market value of the stock on the grant date. The committee may grant a substitute option with an exercise price equal to less than 100% of the fair market value of the shares on the grant date. Because our stock has not been publicly traded, the board of directors has determined the estimated fair market value of the common stock.

     The maximum option term is ten years. However, generally an option terminates three months after the option holder's service terminates. If such termination is due to the option holder's disability, the exercise period generally is extended to twelve months beyond the termination.

     The committee may provide for exercise periods of any length in individual option grants. Nonqualified stock options that are granted to employees are generally exercisable ratably over four years. Nonqualified stock options that are granted to nonemployee board members are generally exercisable on grant. The committee, in its sole discretion, may accelerate the exercisability of the option. The aggregate fair market value, determined at the grant date, of incentive stock option shares that are exercisable for the first time during a calendar year may not exceed $100,000.

     The committee may not grant an incentive stock option to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined power of Illuminet, Inc. or any subsidiary of Illuminet, unless the exercise price is at least 110% of the fair market value of a share on the grant date.

     The committee, subject to certain limitations, will determine the terms and conditions, including the exercise price, of stock appreciation rights granted under the plan. During the period in which the restricted stock is subject to restrictions, the restricted stockholders will generally have full voting rights with respect to the stock they hold.

     Transactions resulting in a change to our corporate structure, such as a merger, reorganization, consolidation, stock dividend or stock split, may change the class and number of shares subject to the plan and to outstanding awards. In that event, the committee administering the plan will appropriately adjust the plan as to the class and maximum number of shares subject to the plan. The committee will also adjust the outstanding awards as to the class, number of shares and price per share subject to such awards.

     Upon a change in control of our company, all awards will generally become immediately exercisable, unless the committee declares that the event does not constitute a change in control for purposes of qualifying for pooling-of-interests accounting. If there is a sale of substantially all of the assets of, or a merger involving, Illuminet, the committee may require the surviving entity to either assume or replace outstanding awards under the plan. Otherwise, the awards will fully vest and become immediately exercisable for a period of fifteen days.

     The plan will continue indefinitely unless terminated earlier by the board of directors. However, incentive stock options may not be granted after October 29, 2007.

     PROFIT SHARING/401(K) TRUST RETIREMENT PLAN AND STOCK PURCHASE PLAN

     We have qualified profit sharing/401(k) trust retirement plans covering all employees, subject to eligibility requirements. We provide matching contributions to the plans' trusts on a portion of employee contributions to the plans and may, at the discretion of the board of directors, provide a discretionary contribution. For 1996, 1997 and 1998, the contribution expense was approximately $.8 million, $1.2 million and $1.1 million, respectively.

     We also adopted a stock purchase plan on October 4, 1999. Any employee who meets certain service requirements is eligible to participate in the plan and can purchase our common stock for an amount equal to 85% of the lower of the initial public offering price or the closing price of the common stock on the last day of each six month period that the plan is in effect. We have reserved 700,000 shares for issuance under this plan. The plan will terminate in two years.

EMPLOYMENT AGREEMENTS

     We have employment agreements with Messrs. Nicol and Johnson that renew annually on their anniversary date and may be terminated by either party on 90 days' notice prior to the end of an annual term. We may terminate for cause at any time. The agreements provide for initial annual base compensation of $110,000 and $108,000, respectively. The annual base compensation has been subsequently adjusted by the board of directors to $143,000 for both parties for the year ended December 31, 1998. The agreements provide for the opportunity to earn bonuses under established incentive plans. In addition, Mr. Johnson's agreement provides for an annual bonus, the amount of which must be approved by the board of directors. Each agreement provides that, if the executive officer is terminated by us for other than cause, the executive officer will be entitled to receive a severance payment in a lump sum amount equal to 12 months of the executive officer's then base compensation. Mr. Moore and Mr. Kremian each have severance agreements with us. A letter employment agreement with Mr. Moore provides that if he is terminated without cause or he elects to resign as a result of a subsequent change of control, he receives a lump sum severance payment equal to his then annual base salary. A letter employment agreement with Mr. Kremian provides for an initial base salary of $145,000 and for an annual bonus based under an incentive plan. If Mr. Kremian is terminated without cause within two years from his date of hire (October 8, 1997), he receives a lump sum severance payment equal to six months of his base salary.

                             PRINCIPAL STOCKHOLDERS

     The following table lists information with respect to the beneficial ownership of our common stock as of September 30, 1999 and as adjusted to reflect the sale of our common stock in the offering by:

     - each person known by us to beneficially own more than five percent of our outstanding common stock;

     - each of our directors;

     - the named executive officers; and

     - all of our executive officers and directors as a group.

     Unless otherwise indicated, the person or persons named have sole voting and investment power and that person's address is c/o Illuminet, 4501 Intelco Loop, S.E., Lacey, Washington 98503. In determining the number and percentage of shares beneficially owned by each person, shares that may be acquired by that person under options exercisable within 60 days of September 30, 1999 are deemed beneficially owned by that person and are deemed outstanding for purposes of determining the total number of outstanding shares for that person and are not deemed outstanding for that purpose for all other stockholders. The following table assumes the effect of our stock restructuring.

                                                              SHARES BENEFICIALLY   SHARES BENEFICIALLY
                                                              OWNED PRIOR TO THE      OWNED AFTER THE
                                                                   OFFERING               OFFERING
                                                              -------------------   --------------------
            NAME AND ADDRESS OF BENEFICIAL OWNER               NUMBER     PERCENT     NUMBER     PERCENT
            ------------------------------------              ---------   -------   ----------   -------
Spectrum Equity Investors...................................  3,682,340    14.5%     3,682,340    12.6%
  245 Lytton Avenue
  Suite 175
  Palo Alto, CA 94301
Telephone & Data Systems, Inc...............................  2,486,224     9.8%     2,486,224     8.5%
  Suite 4000
  30 N. LaSalle St
  Chicago, IL 60602
CenturyTel, Inc.............................................  1,865,964     7.4%     1,865,964     6.4%
  P.O. Box 4065
  100 Century Park Drive
  Monroe, LA 71211-4065
Theodore D. Berns(1)........................................     59,776       *         59,776       *
Eugene L. Cole(2)...........................................     50,916       *         50,916       *
Aubrey E. Judy(3)...........................................     48,740       *         48,740       *
Kenneth L. Lein(4)..........................................     63,436       *         63,436       *
Richard A. Lumpkin(5).......................................  1,172,156     4.6%     1,172,156     4.0%
James S. Quarforth(6).......................................    761,408     3.0%       761,408     2.6%
G. I. Ross(7)...............................................     56,276       *         56,276       *
James W. Strand(8)..........................................    925,708     3.6%       925,708     3.2%
Gregory J. Wilkinson(9).....................................  2,538,332    10.0%     2,538,332     8.7%
Roger H. Moore(10)..........................................    624,000     2.4%       624,000     2.1%
Daniel E. Weiss(11).........................................     51,000       *         51,000       *
F. Terry Kremian(10)........................................     50,000       *         50,000       *
David J. Nicol(12)..........................................     54,884       *         54,884       *
Bruce E. Johnson(13)........................................     68,656       *         68,656       *
Executive officers and directors as a group (14 persons)....  6,525,288    24.5%     6,525,288    21.4%

-------------------------
  *  Less than 1%

 (1) Includes 48,308 shares issuable under options exercisable within 60 days after September 30, 1999.

 (2) Includes 47,972 shares issuable under options exercisable within 60 days after September 30, 1999.

 (3) Includes 45,796 shares issuable under options exercisable within 60 days after September 30, 1999.

 (4) Includes 47,972 shares issuable under options exercisable within 60 days after September 30, 1999.

 (5) As a director of McLeodUSA, Mr. Lumpkin may be deemed the beneficial owner of the 667,976 shares of common stock owned by Consolidated Communications, a wholly owned subsidiary of McLeodUSA. As a voting member of SKL Investment Group, LLC, Mr. Lumpkin may be deemed the beneficial owner of 437,584 shares of common stock owned by SKL. The figures in the table for Mr. Lumpkin also include 52,684 shares issuable under options exercisable within 60 days after September 30, 1999.

 (6) As an executive officer of CFW Communications Company, Inc., Mr. Quarforth may be deemed the beneficial owner of the 698,868 shares of common stock owned by CFW. The figures in the table for Mr. Quarforth also include 47,984 shares issuable under options exercisable within 60 days after September 30, 1999.

 (7) Includes 45,008 shares issuable under options exercisable within 60 days after September 30, 1999.

 (8) As a director and executive officer of Aliant Communications, Inc., Mr. Strand may be deemed the beneficial owner of the 869,256 shares of common stock owned by Aliant. The figures in the table for Mr. Strand also include 46,180 shares issuable under options exercisable within 60 days after September 30, 1999.

 (9) As an executive officer of Telephone & Data Systems, Inc., Mr. Wilkinson may be deemed the beneficial owner of the 2,486,224 shares of common stock beneficially owned by TDS. The figures in the table for Mr. Wilkinson also include 48,320 shares issuable under options exercisable within 60 days after September 30, 1999.

(10) Represents shares issuable under options exercisable within 60 days after September 30, 1999.

(11) Includes 50,600 shares issuable under options exercisable within 60 days after September 30, 1999.

(12) Includes 51,000 shares issuable under options exercisable within 60 days after September 30, 1999.

(13) Includes 48,000 shares issuable under options exercisable within 60 days after September 30, 1999.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary of the terms and provisions of our capital stock and indebtedness is not complete. Accordingly, you should also refer to our certificate of incorporation, the indenture relating to our debentures and our shareholder rights plan, which have been filed as exhibits to the registration statement of which this prospectus is a part.

STOCK RESTRUCTURING

     At the time of this offering, we restructured our stock. This stock restructuring:

     - created two classes of common stock;

     - renamed all of our common stock outstanding immediately prior to this offering as Class A common stock; and

     - converted our Series A preferred stock into shares of Class A common stock.

     We have notified our debentureholders that we will redeem all outstanding debentures on October 12, 1999 by payment of the face amount of the debentures plus accrued interest. Debentureholders had until October 4, 1999 to notify us if they elected to convert their debentures and all accrued interest into shares of common stock instead of receiving a redemption payment. On October 4, 1999, an additional 760,524 shares of common stock was issued to debentureholders who elected to convert. These shares became shares of Class A common stock immediately prior to this offering. In addition, Class A common stock will be issued to our optionholders if they elect to exercise or convert within 180 days after the date of this prospectus. Therefore, we may have as many as 6,769,920 shares of Class A common stock outstanding 180 days after the offering before giving effect to the conversion ratio.

     On April 5, 2000, 181 days after the date of this prospectus, each share of Class A common stock will automatically convert into four shares of common stock. Except for this conversion feature, all of the rights of holders of Class A common stock and holders of common stock will be equivalent, and the two classes of stock will be treated as one group for all voting, dividend and other matters.

     As a result of this restructuring, all of the shares to be issued in this offering will be newly issued shares of common stock. Prior to the offering there will be no shares of common stock outstanding. Until 181 days after the date of this prospectus, the common stock sold in this offering will be the only shares of our stock that will trade through the Nasdaq National Market.

GENERAL

     Immediately following the closing of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, $.01 par value per share, 7,200,000 shares of Class A common stock, $.01 par value per share, and 100,000 shares of preferred stock, $.01 par value per share, with 4,416 shares designated as Series A preferred stock and 7,000 shares designated as Series B preferred stock. Upon completion of this offering, we will have 3,900,000 outstanding shares of common stock, 6,342,195 outstanding shares of Class A common stock and no outstanding shares of Series A preferred stock or Series B preference stock.

COMMON STOCK

     Other than the conversion feature of the Class A common stock, the terms of both classes of our common stock are identical. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding common stock are entitled to receive dividends out of assets legally available at the time and in amounts that the board of directors may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held by it submitted to a vote of stockholders. Prior to the conversion, each share of Class A common stock will have four votes. Our certificate of incorporation does not allow cumulative voting for the election of directors, which means that the holders of a majority of the shares voted can elect all the directors then standing for election. Holders of at least a majority of the shares entitled to vote can determine the outcome of questions presented to stockholders. However, approval of any of the following events requires the vote of the holders of at least two-thirds of the shares entitled to vote on these matters:

     - our merger, consolidation or share exchange with another corporation;

     - a transfer of all or substantially all of our assets outside of the ordinary course of business;

     - our voluntary dissolution; or

     - an amendment, alteration, change or repeal of any provision of our certificate of incorporation.

     The common stock is not entitled to preemptive rights and, other than the conversion feature of the Class A common stock described above, is not subject to conversion or redemption. If the liquidation, dissolution or winding-up of Illuminet were to occur, the holders of shares of common stock would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all of our liabilities and the payment of the liquidation preference of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable. Shares of common stock and Class A common stock include rights to purchase shares of our Series B preference stock (or common stock, as may be determined by the board of directors) in connection with our shareholders rights plan, as described below.

SERIES A PREFERRED STOCK

     Each share of Series A preferred stock is entitled to 100 votes, votes together with the common stock unless otherwise required by law and is convertible into 85.12 shares of Class A common stock of Illuminet, at the option of the holder at any time that the holder elects to convert the debenture issued with it as a unit. Each share of Series A preferred stock is convertible, at our option, into 85.12 shares of our Class A common stock, at any time that the debenture issued as a unit with it is converted into shares of Class A common stock. All Series A shares will automatically convert into 204,941 shares of Class A common stock upon completion of the offering. The holders of Series A preferred stock may receive dividends only upon a resolution of the board of directors. The board of directors may not pay dividends to the holders of the Series A preferred stock unless dividends are paid simultaneously to the holders of the common stock. If the liquidation, dissolution or winding-up of Illuminet were to occur, the holders of Series A preferred stock would be entitled to receive $1,000 per share out of the assets of Illuminet available for distribution to the stockholders and before any payment or distribution is made to the holders of common stock or Series B preference stock.

DEBENTURES

     We issued debentures that bear interest at 7.5% and are due on August 15, 2001 under an indenture dated August 15, 1991. Interest on the debentures is payable in quarterly installments. Interest accrued for the period prior to December 31, 1995 was deferred and will be paid ratably on each interest payment date over the remaining term of the debentures. Each debenture is convertible into 90 shares of Class A common stock per $1,000 in principal and accrued interest. The debentures are subordinated to all senior debt.

     At June 30, 1999, we had approximately $8.6 million in principal amount plus accrued interest in debentures outstanding. We have called all of those debentures for payment on October 12, 1999. In connection with this redemption, debentureholders holding an aggregate amount of $8.4 million in principal and accrued interest have elected to convert their debentures into 760,524 shares of Class A common stock. The remaining $.1 million of principal and accrued interest will be paid to debentureholders for the redemption of their debentures.

SERIES B PREFERENCE STOCK

     Although no shares are currently outstanding, our Series B participating cumulative preference stock is entitled to one vote per each one one-thousandth (1/1000) share and votes together as a class with common stock on matters that holders of common stock are generally entitled to vote except where otherwise required by law. These shares were authorized in connection with the establishment of our shareholders rights plan. The Series B preference stock ranks superior to common stock upon the liquidation of Illuminet and each one one-thousandth of a share of Series B preference stock is entitled to receive an amount equivalent to the amount to be distributed per whole share of common stock in the event of a liquidation, dissolution or winding up of Illuminet. The shares of Series B preference stock are entitled to cumulative quarterly dividends at $.01 per quarter and have the right to elect a director to the board of directors if we fail to pay dividends for six consecutive quarters.

ANTI-TAKEOVER PROVISIONS

     DELAWARE LAW

     We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 prevents a Delaware corporation, including those that are listed on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination," which includes a merger or sale of more than 10% of the corporation's assets, with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder. An interested stockholder is a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of that person. This is the case unless:

     - the transaction that resulted in the stockholder's becoming an interested stockholder was approved by the board of directors prior to the date the interested stockholder attained that status;

     - upon completion of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding those shares owned by (1) persons who are directors and also officers and (2) employee stock compensation plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or after the date the interested stockholder attained that status, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not "opted out" of the provisions of the
Section 203. This statute could prohibit or delay mergers or other takeover or change-in-control attempts with respect to Illuminet and, accordingly, may discourage attempts to acquire us.

     CHARTER AND BYLAW PROVISIONS

     Our certificate of incorporation and bylaws include a number of provisions that may have the effect of deterring or impeding hostile takeovers or changes-in-control or management. These provisions include:

     - our board of directors is classified into three classes of directors nearly equal in size with staggered three year terms;

     - the board of directors has the authority to issue one or more series of preferred stock; and

     - stockholders do not have cumulative voting rights.

     These provisions may have the effect of delaying or preventing a change-in-control. Our certificate of incorporation and bylaws provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services related to takeover defense measures. Such provisions may have the effect of preventing changes in the management of Illuminet.

     SHAREHOLDER RIGHTS PLAN

     We have a shareholder rights plan that would significantly discourage, delay or prevent a merger or acquisition. The shareholder rights plan authorizes the issuance of one right for each share of common stock outstanding on November 20, 1998 or that becomes outstanding after that date. Each right represents the right to purchase shares of our Series B preference stock. The rights become exercisable if a person or group acquires or makes a tender offer for more than 20% of our outstanding common stock. Upon the occurrence of such an event, each right entitles the holder (other than the acquiror) to purchase for $150 our common stock (or, as may be specified by our board of directors, our Series B preference stock) or, in some instances, stock of the acquiring entity, that would be worth $300. In certain instances, the board of directors may also elect to exchange the rights for shares of common stock. The rights expire on November 20, 2008, unless we redeem them earlier, prior to their becoming exercisable, in our sole discretion.

     Until they are exercisable the rights transfer only with the common stock. The shares to be issued and the number of rights are subject to adjustment by the board of directors in certain instances.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Securities Transfer and Trust, Inc.

                     UNITED STATES FEDERAL TAX CONSEQUENCES
                      TO NON-U.S. HOLDERS OF COMMON STOCK

GENERAL

     The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock that may be relevant to you if you are a non-U.S. holder under U.S. federal income tax laws. A non-U.S. holder is a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

     - a nonresident alien individual;

     - a foreign corporation;

     - a foreign estate or trust; or

     - a foreign partnership.

     This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstance. It also does not address any foreign, state or local tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code, Treasury regulations and administrative and judicial interpretations as of the date hereof. All of these are subject to change, possibly with retroactive effect, or different interpretations. If you are considering buying our common stock, you should consult your own tax advisor about current and possible future tax consequences of holding and disposing of our common stock in your particular situation.

DISTRIBUTIONS

     As noted elsewhere in this prospectus, we do not intend to pay dividends. If we change this policy and declare dividends on our common stock, any such dividends paid to a non-U.S. holder may be subject to withholding. If the dividends are not effectively connected with a U.S. trade or business of the non-U.S. holder or, if a tax treaty applies, are not attributable to a U.S. permanent establishment or fixed base of the non-U.S. holder, any dividends will, to the extent paid out of earnings and profits, be subject to U.S. withholding tax. The withholding tax will be imposed at a 30 percent rate or, if a tax treaty applies, a lower rate specified by the treaty. To receive a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a duly completed Form 1001 or Form W-8BEN, or substitute form, certifying to its qualification for such rate.

     Dividends that are effectively connected with the conduct of a trade or business within the United States of a non-U.S. holder and, if a tax treaty applies, are attributable to a U.S. permanent establishment or fixed base of the non-U.S. holder, are exempt from U.S. federal withholding tax. To qualify for such exemption, the non-U.S. holder must furnish to us or our paying agent a duly completed Form 4224 or Form W-8ECI, or substitute form, certifying its qualification for the exemption. However, dividends exempt from U.S. withholding because they are effectively connected or they are attributable to a U.S. permanent establishment or fixed base are subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. Any such effectively connected dividends received by a foreign corporation may, under some circumstances, be subject to an additional branch profits tax at a 30 percent rate or a lower rate specified by an applicable income tax treaty.

     Under current U.S. Treasury regulations, dividends paid before January 1, 2001 to an address outside the United States are presumed to be paid to a resident of the country of address for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate.

However, U.S. Treasury regulations applicable to dividends paid after December 31, 2000 eliminate this presumption, subject to various transition rules.

     For dividends paid after December 31, 2000, a non-U.S. holder generally will be subject to U.S. backup withholding tax at a 31 percent rate under the backup withholding rules described below, rather than at a 30 percent rate or a reduced rate under an income tax treaty, as described above, unless the non-U.S. holder complies with certain Internal Revenue Service certification procedures or, in the case of payments made outside the U.S. with respect to an offshore account, certain IRS documentary evidence procedures. Further, to claim the benefit of a reduced rate of withholding under a tax treaty for dividends paid after December 31, 2000, a non-U.S. holder must comply with certain modified IRS certification requirements. Special rules also apply to dividend payments made after December 31, 2000 to foreign intermediaries, United States or foreign wholly owned entities that are disregarded for U.S. federal income tax purposes and entities that are treated as fiscally transparent in the U.S., the applicable income tax treaty jurisdiction, or both. You should consult your own tax advisor concerning the effect, if any, of the rules affecting post-December 31, 2000 dividends on your possible investment in our common stock.

     A non-U.S. holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund along with the required information with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

     - The gain is effectively connected with a trade or business of the non-U.S. holder in the U.S. and, if a tax treaty applies, the gain is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder. In this case, the non-U.S. holder will, unless an applicable treaty provides otherwise, be taxed on its net gain derived from the sale at regular graduated U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, it may be subject to an additional branch profits tax equal to 30 percent of its effectively connected earnings and profits within the meaning of the Internal Revenue Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty and duly demonstrates such qualification.

     - The non-U.S. holder is an individual, holds our common stock as a capital asset, is present in the U.S. for 183 or more days in the taxable year of the disposition, and certain other conditions are met. In this case, the non-U.S. holder will be subject to a flat 30-percent tax on the gain derived from the sale, which may be offset by certain U.S. capital losses.

     - We are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period during which the non-U.S. holder held our common stock. We believe that we never have been and are not currently a U.S. real property holding corporation for U.S. federal income tax purposes. Although we consider it unlikely based on our current business plans and operations, we may become a U.S. real property holding corporation in the future. Even if we were to become a U.S. real property holding corporation, any gain realized by a non-U.S. holder would not be subject to U.S. federal income tax as described in this paragraph if our common stock were considered to be "regularly traded on an established securities market" and the non-U.S. holder did not own, actually or constructively, at any time during the shorter of the periods described above, more than five percent of our common stock.

FEDERAL ESTATE TAX

     Common stock owned or treated as owned by an individual non-U.S. holder at the time of death, or common stock as to which the non-U.S. holder made certain lifetime transfers, will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Under an applicable tax treaty, information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

     United States federal backup withholding generally is a withholding tax imposed at the rate of 31 percent on certain payments to persons that fail to furnish certain required information. Backup withholding generally will not apply to dividends paid before January 1, 2001, to non-U.S. holders. See the discussion under "- Distributions" above for rules regarding reporting requirements to avoid backup withholding on dividends paid after December 31, 2000.

     As a general matter, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the proceeds of a sale of our common stock effected outside the U.S. However, information reporting requirements, but not backup withholding, will apply to a payment by or through a foreign office of a broker of the proceeds of a sale of our common stock effected outside the U.S. if that broker:

     - is a U.S. person for U.S. federal income tax purposes,

     - is a foreign person that derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the U.S.,

     - is a controlled foreign corporation as defined in the Internal Revenue Code, or

     - is a foreign partnership with certain U.S. connections for payments made after December 31, 2000.

     Information reporting requirements will not apply in the above cases if the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes an exemption.

     Payment by or through a U.S. office of a broker of the proceeds of a sale of our common stock is subject to both backup withholding and information reporting unless the holder certifies to the payor as to its status as a non-U.S. holder on a duly completed Form W-8BEN, or substitute form, under penalties of perjury or otherwise establishes an exemption

     Amounts withheld under the backup withholding rules do not constitute a separate U.S. federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder's U.S. federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

     THE FOREGOING DISCUSSION IS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF OUR COMMON STOCK BY NON-U.S. HOLDERS. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of common stock in the public market after this offering, or the possibility of those sales occurring, could adversely affect the prevailing market price and our ability to raise capital in the future.

     Upon the completion of this offering, Illuminet will have outstanding 3,900,000 shares of common stock and 6,342,195 shares of Class A common stock. Of these shares, the 3,900,000 shares of common stock sold in this offering will be freely tradeable without restriction. Other than 147,410 shares which were issued in private transactions, all shares of Class A common stock were issued and registered with the SEC in connection with our merger in February, 1996 with Independent Telecommunications Networks, Inc.

     Illuminet, certain existing stockholders and all of our executive officers and directors have entered into lock-up agreements, representing an aggregate of 3,950,318 shares of Class A common stock. The lock-up agreements require that the locked-up person not dispose of any shares owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Stanley on behalf of the underwriters. After the expiration of the lock-up agreements, those people or entities will be entitled to dispose of the common stock that they hold subject to the provisions of applicable securities laws.

     The remaining 2,391,877 shares of our Class A common stock not subject to lock-up agreements will not be tradeable in the public market for 180 days after the date of this prospectus when each share of Class A common stock automatically converts into four shares of common stock.

     In general, under Rule 144, a person who has beneficially owned shares for at least one year is entitled to sell in broker transactions or to market makers, within any three-month period, a limited number of shares. This number may not exceed the greater of:

     - one percent (1%) of the then-outstanding shares of common stock, approximately 292,688 shares immediately after the offering; or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the date of filing of the Form 144 required for the sale of those shares.

     Under Rule 144, however, a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has held the shares proposed to be sold for a minimum of two years is free to sell those shares without having to comply with the volume, manner-of-sale, volume limitation or notice provisions under Rule 144. All existing stockholders have satisfied the two-year holding period and, therefore, only our affiliates will be subject to the volume restrictions. Persons deemed affiliates will hold shares of Class A common stock representing 3,793,896 shares of common stock after the offering.

     Shortly after the completion of this offering, we intend to file a registration statement under the federal securities laws to permit the 3,804,941 shares reserved for issuance under our stock option plan to be sold in the public market.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, BancBoston Robertson Stephens Inc. and Donaldson, Lufkin & Jenrette Securities Corporation are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of common stock indicated below:

                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Morgan Stanley & Co. Incorporated...........................  1,480,000
BancBoston Robertson Stephens Inc...........................    740,000
Donaldson, Lufkin & Jenrette Securities Corporation.........    740,000
Robert W. Baird & Co. Incorporated..........................     50,000
CIBC World Markets Corp. ...................................     80,000
A.G. Edwards & Sons, Inc. ..................................     80,000
First Union Securities, Inc. ...............................     50,000
Hambrecht & Quist LLC.......................................     80,000
ING Barings LLC.............................................     80,000
Jefferies & Company, Inc. ..................................     50,000
Edward D. Jones & Co., L.P. ................................     80,000
Merrill Lynch, Pierce, Fenner & Smith
              Incorporated..................................     80,000
Brad Peery Inc. ............................................     50,000
Ragen MacKenzie Incorporated................................     50,000
The Robinson-Humphrey Company, LLC .........................     50,000
SG Cowen Securities Corporation.............................     80,000
Salomon Smith Barney Inc. ..................................     80,000
                                                              ---------
          Total.............................................  3,900,000
                                                              =========

     The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to securities dealers at a price that represents a concession not in excess of $.80 a share under the public offering price. Any underwriter may allow, and dealers may re-allow, a concession not in excess of $.10 a share to other underwriters or to securities dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 585,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent this option is exercised, each underwriter will become obligated, subject to specified conditions, to purchase approximately the same percentage of additional shares of common stock as the number set forth next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters exercise their option in full, the total price to the public would be $85,215,000, the total underwriters' discounts and commissions would be $5,965,050 and total proceeds to us would be $79,249,950.

     The underwriters have informed us that they do not intend to make sales to discretionary accounts that exceed five percent of the total number of shares of common stock offered by them.

     At our request, the underwriters have reserved for sale, at the initial public offering price, 175,000 shares of common stock for our directors, officers, employees and business associates. The number of shares available for sale to the general public will be reduced to the extent these individuals purchase the reserved shares. Any reserved shares that are not purchased in the directed share program will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

     Each of Illuminet, its directors and executive officers and certain other of its stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant, purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any transaction described above is to be settled by delivery of shares of common stock or other securities, in cash or otherwise.

     The restrictions described in the previous paragraph do not apply to:

     - the sale of shares to the underwriters;

     - the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

     - the sale of shares of common stock pursuant to our employee stock purchase plan and the granting of stock options and/or restricted stock pursuant to our existing employee benefit plans, so long as those options will not become exercisable and any restricted stock will not vest during such 180-day period; and

     - transactions by any person other than Illuminet relating to shares of common stock or other securities acquired in open market or other transactions after the completion of the offering of the shares.

     In order to facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares of common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. The underwriters have reserved the right to reclaim selling concessions in order to encourage underwriters and dealers to distribute the common stock for investment, rather than for short-term profit taking. Increasing the proportion of the offering held for investment may reduce the supply of common stock available for short-term trading. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Illuminet and the underwriters have agreed to indemnify each other against a variety of liabilities, including liabilities under the Securities Act.

     We have agreed to pay our printing, legal, accounting and other expenses relating to the offering, which we estimate to be $900,000.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock will be passed upon for us by Blackwell Sanders Peper Martin LLP, Kansas City, Missouri. Certain legal matters relating to this offering will be passed upon for the underwriters by Shearman & Sterling, New York, New York. A partner at Blackwell Sanders owns four shares of Series A preferred stock and $12,496 in principal amount and accrued interest of debentures, all of which will be converted into 6,440 shares of common stock prior to the offering.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998, as set forth in their reports. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on their reports, given on their authority as experts in accounting and auditing.

                                    GLOSSARY

     Competitive local exchange carrier. A company that provides local exchange services, including services from telecommunications lines dedicated to, or reserved for use by, a particular customer along predetermined routes (in contrast to links that are temporarily established), in competition with the incumbent local exchange carrier.

     Incumbent local exchange carrier. A company historically providing local telephone service. Often refers to one of the regional Bell operating companies or GTE.

     Internet. The name used to describe the global open network of computers that permits a person to exchange information with any other computer connected to the network.

     Internet protocol. The method (or protocol) used to route information sent from one computer to another on the Internet or other data networks, such as corporate intranets or industry extranets.

     Internet service provider. An organization that provides access to the Internet.

     Interexchange carrier. A long distance carrier.

     IS-41. The signaling protocol used in wireless telecommunications that allows carriers to provide roaming support.

     Local access and transport area. The geographical areas within which a local telephone company may offer telecommunications services.

     Local number portability. The ability for subscribers to keep the same telephone number when changing carriers, specifically when changing from the incumbent local exchange carrier to a competitive local exchange carrier, as mandated by the FCC.

     Packet-switched network. A communications network in which packets (messages or fragments of messages) are individually routed between hosts with no previously established communication path. Packets are routed to their destination through the most expedient route. Not all packets travelling between the same two hosts, even those from a single message, will follow the same route. The destination computer reassembles the packets into their appropriate sequence. Packet switching is used to optimize the use of the bandwidth available in a network and to minimize latency.

     Public-switched telecommunications network. The switched network available to all users generally on a shared basis (i.e., not dedicated to a particular user). The local exchange telephone service networks operated by incumbent local exchange carriers are the largest and often the only public-switched networks in a given locality.

     Signaling System 7 (SS7). A network signaling system that improves network efficiency and allows for the provision of advanced services. Signaling System 7 is a means by which elements of the telephone network exchange information.

     Switch. A mechanical or electronic device that opens or closes circuits or selects the paths or circuits to be used for the transmission of information. Switching is a process of linking different circuits to create a temporary transmission path between users.

     Trunk. A communication line connecting two switching systems, such as a line connecting two central offices. Often used to refer to the communication line(s) with the most bandwidth or capacity on the network, the main line.

                            ILLUMINET HOLDINGS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........  F-2
Consolidated Balance Sheets as of December 31, 1997 and 1998
  and June 30, 1999.........................................  F-3
Consolidated Statements of Income for the years ended
  December 31, 1996, 1997 and 1998 and for the six months
  ended June 30, 1998 and 1999..............................  F-4
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1996, 1997 and 1998 and for the
  six months ended June 30, 1999............................  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1996, 1997 and 1998 and for the six months
  ended June 30, 1998 and 1999..............................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders
Illuminet Holdings, Inc.

     We have audited the accompanying consolidated balance sheets of Illuminet Holdings, Inc. ("Illuminet") as of December 31, 1997 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of Illuminet's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Illuminet as of December 31, 1997 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                                          ERNST & YOUNG LLP

Seattle, Washington
February 12, 1999, except Note 12,
as to which the date is October 7, 1999

                            ILLUMINET HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                 DECEMBER 31,
                                                              ------------------      JUNE 30,
                                                               1997       1998          1999
                                                              -------    -------    ------------
                                                                                    (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $11,167    $11,967      $11,347
  Accounts receivable, less allowance for doubtful accounts
     of $1,747 ($1,282 in 1997 and $1,133 in 1998)..........   23,818     27,155       30,830
  Deferred income taxes.....................................    3,645      2,101          868
  Prepaid expenses and other................................      377        784          879
                                                              -------    -------      -------
          Total current assets..............................   39,007     42,007       43,924
Property and equipment, net.................................   34,715     43,747       44,549
Computer software product costs, less accumulated
  amortization of $2,065 ($1,223 in 1997 and $1,784 in
  1998).....................................................    1,636      1,075          794
Other assets................................................    2,668      2,621        2,561
                                                              -------    -------      -------
          Total assets......................................  $78,026    $89,450      $91,828
                                                              =======    =======      =======
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable....................................  $ 4,554    $ 3,923      $ 2,645
  Accrued expenses..........................................    3,248      3,378        2,403
  Due to customers..........................................   16,931     16,622       16,599
  Current portion of obligations under capital leases.......       --      1,706        2,370
  Current portion of long-term debt.........................    2,278      3,458        2,816
                                                              -------    -------      -------
          Total current liabilities.........................   27,011     29,087       26,833
                                                              -------    -------      -------
Deferred income taxes.......................................    2,775      3,429        3,429
Obligations under capital leases, less current portion......       --      5,146        6,170
Long-term debt, less current portion........................   18,014     15,596       14,564
Stockholders' equity:
  Preferred Stock, par value $.01 per share, authorized
     100,000 shares, 4,416 shares designated as Series A and
     7,000 shares designated as Series B....................       --         --           --
     Series A Convertible Preferred Stock, par value $.01
       per share, issued and outstanding 2,408 (2,451 in
       1997 and 2,408 in 1998), aggregate liquidation
       preference $2,408....................................       --         --           --
     Series B Participating Cumulative Preference Stock, par
       value $.01 per share, none issued or outstanding.....       --         --           --
  Common Stock, par value $.01 per share, authorized
     150,000,000 shares, none outstanding...................       --         --           --
  Class A Common Stock, par value $.01 per share, authorized
     7,200,000 shares, issued and outstanding 5,366,730
     (5,347,081 in 1997 and 5,365,605 in 1998)..............       53         54           54
  Additional paid-in capital................................   11,986     12,712       12,857
  Deferred stock-based compensation.........................     (340)      (394)        (359)
  Retained earnings.........................................   18,527     23,820       28,280
                                                              -------    -------      -------
          Total stockholders' equity........................   30,226     36,192       40,832
                                                              -------    -------      -------
          Total liabilities and stockholders' equity........  $78,026    $89,450      $91,828
                                                              =======    =======      =======

                            ILLUMINET HOLDINGS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                               SIX MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                 JUNE 30,
                                     ------------------------------------   -----------------------
                                        1996         1997         1998         1998         1999
                                     ----------   ----------   ----------   ----------   ----------
                                                                                  (UNAUDITED)
Revenues:
  Network services.................  $   29,434   $   44,117   $   60,274   $   26,600   $   41,562
  Clearinghouse services...........       7,896        6,723        6,232        3,463        3,052
  Network usage software
     applications..................         558        3,468        5,406        1,523          502
                                     ----------   ----------   ----------   ----------   ----------
          Total revenues...........      37,888       54,308       71,912       31,586       45,116
Expenses:
  Carrier costs....................       9,358       15,313       22,983       10,752       13,598
  Operating........................      11,139       14,979       19,768        8,547       12,487
  Selling, general and
     administrative................       7,774        8,873       10,287        4,540        6,128
  Depreciation and amortization....       5,714        7,354        9,372        3,783        5,317
                                     ----------   ----------   ----------   ----------   ----------
          Total expenses...........      33,985       46,519       62,410       27,622       37,530
                                     ----------   ----------   ----------   ----------   ----------
Operating income...................       3,903        7,789        9,502        3,964        7,586
Interest expense, net..............         838          808          746          225          392
                                     ----------   ----------   ----------   ----------   ----------
Income before income taxes.........       3,065        6,981        8,756        3,739        7,194
Income tax provision (benefit).....         112         (676)       3,463        1,388        2,734
                                     ----------   ----------   ----------   ----------   ----------
Net income.........................  $    2,953   $    7,657   $    5,293   $    2,351   $    4,460
                                     ==========   ==========   ==========   ==========   ==========
Earnings per share -- basic........  $     0.59   $     1.45   $     0.99   $     0.44   $     0.83
                                     ==========   ==========   ==========   ==========   ==========
Earnings per share -- diluted......  $     0.57   $     1.27   $     0.88   $     0.39   $     0.71
                                     ==========   ==========   ==========   ==========   ==========
Weighted-average common shares --
  basic............................   4,995,092    5,295,509    5,356,385    5,347,081    5,366,363
                                     ==========   ==========   ==========   ==========   ==========
Weighted-average common shares --
  diluted..........................   5,972,284    6,396,665    6,497,360    6,497,006    6,531,223
                                     ==========   ==========   ==========   ==========   ==========

                            ILLUMINET HOLDINGS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                 COMMON STOCK
                                     -------------------------------------        CLASS A
                                         CLASS A             CLASS B               COMMON         SERIES A PREFERRED    ADDITIONAL
                                     ---------------   -------------------   ------------------   -------------------    PAID-IN
                                     SHARES   AMOUNT     SHARES     AMOUNT    SHARES     AMOUNT    SHARES     AMOUNT     CAPITAL
                                     ------   ------   ----------   ------   ---------   ------   ---------   -------   ----------
Balance at January 1, 1996.........    466     $ 23     1,208,696    $ 24           --    $--          --       $--      $ 4,136
Merger dissenting shares
 repurchased.......................     (6)      --       (17,917)     --           --     --          --        --           --
                                      ----     ----    ----------    ----    ---------    ---       -----       ---      -------
Total before merger on February 23,
 1996..............................    460       23     1,190,779      24           --     --          --        --        4,136
Conversion to Illuminet Holdings,
 Inc. Common Stock.................   (460)     (23)   (1,190,779)    (24)   3,673,871     37          --        --           10
Purchase of Independent
 Telecommunications Network, Inc...     --       --            --      --    1,566,988     16       2,675        --        6,354
Common Stock issued under former
 stock incentive plan..............     --       --            --      --        7,539     --          --        --           82
Conversion of Series A Preferred
 Stock.............................     --       --            --      --        3,235     --         (38)       --           --
Conversion of convertible
 redeemable subordinated
 debentures........................     --       --            --      --       10,721     --          --        --          119
Net income.........................     --       --            --      --           --     --          --        --           --
                                      ----     ----    ----------    ----    ---------    ---       -----       ---      -------
Balance at December 31, 1996.......     --       --            --      --    5,262,354     53       2,637        --       10,701
Conversion of Series A Preferred
 Stock.............................     --       --            --      --       15,832     --        (186)       --           --
Conversion of convertible
 redeemable subordinated
 debentures........................     --       --            --      --       66,194     --          --        --          735
Common Stock issued under former
 stock incentive plan..............     --       --            --      --       14,240     --          --        --           41
Common Stock repurchases...........     --       --            --      --      (11,539)    --          --        --           --
Deferred stock-based
 compensation......................     --       --            --      --           --     --          --        --          509
Stock-based compensation expense...     --       --            --      --           --     --          --        --           --
Net income.........................     --       --            --      --           --     --          --        --           --
                                      ----     ----    ----------    ----    ---------    ---       -----       ---      -------
Balance at December 31, 1997.......     --       --            --      --    5,347,081     53       2,451        --       11,986
Conversion of Series A Preferred
 Stock.............................     --       --            --      --        3,660     --         (43)       --           --
Conversion of convertible
 redeemable subordinated
 debentures........................     --       --            --      --       14,764      1          --        --          164
Deferred stock-based
 compensation......................     --       --            --      --           --     --          --        --          561
Stock-based compensation expense...     --       --            --      --           --     --          --        --           --
Stock options exercised............     --       --            --      --          100     --          --        --            1
Net income.........................     --       --            --      --           --     --          --        --           --
                                      ----     ----    ----------    ----    ---------    ---       -----       ---      -------
Balance at December 31, 1998.......     --       --            --      --    5,365,605     54       2,408        --       12,712
Deferred stock-based compensation
 (unaudited).......................     --       --            --      --           --     --          --        --          135
Stock-based compensation expense
 (unaudited).......................     --       --            --      --           --     --          --        --           --
Stock options exercised
 (unaudited).......................     --       --            --      --        1,125     --          --        --           10
Net income (unaudited).............     --       --            --      --           --     --          --        --           --
                                      ----     ----    ----------    ----    ---------    ---       -----       ---      -------
Balance at June 30, 1999
 (unaudited).......................     --     $ --            --    $ --    5,366,730    $54       2,408       $--      $12,857
                                      ====     ====    ==========    ====    =========    ===       =====       ===      =======


                                       DEFERRED                    TOTAL
                                     STOCK-BASED    RETAINED   STOCKHOLDERS'
                                     COMPENSATION   EARNINGS      EQUITY
                                     ------------   --------   -------------
Balance at January 1, 1996.........     $  --       $ 8,236       $12,419
Merger dissenting shares
 repurchased.......................        --          (183)         (183)
                                        -----       -------       -------
Total before merger on February 23,
 1996..............................        --         8,053        12,236
Conversion to Illuminet Holdings,
 Inc. Common Stock.................        --            --            --
Purchase of Independent
 Telecommunications Network, Inc...        --            --         6,370
Common Stock issued under former
 stock incentive plan..............        --            --            82
Conversion of Series A Preferred
 Stock.............................        --            --            --
Conversion of convertible
 redeemable subordinated
 debentures........................        --            --           119
Net income.........................        --         2,953         2,953
                                        -----       -------       -------
Balance at December 31, 1996.......        --        11,006        21,760
Conversion of Series A Preferred
 Stock.............................        --            --            --
Conversion of convertible
 redeemable subordinated
 debentures........................        --            --           735
Common Stock issued under former
 stock incentive plan..............        --            --            41
Common Stock repurchases...........        --          (136)         (136)
Deferred stock-based
 compensation......................      (509)           --            --
Stock-based compensation expense...       169            --           169
Net income.........................        --         7,657         7,657
                                        -----       -------       -------
Balance at December 31, 1997.......      (340)       18,527        30,226
Conversion of Series A Preferred
 Stock.............................        --            --            --
Conversion of convertible
 redeemable subordinated
 debentures........................        --            --           165
Deferred stock-based
 compensation......................      (561)           --            --
Stock-based compensation expense...       507            --           507
Stock options exercised............        --            --             1
Net income.........................        --         5,293         5,293
                                        -----       -------       -------
Balance at December 31, 1998.......      (394)       23,820        36,192
Deferred stock-based compensation
 (unaudited).......................      (135)           --            --
Stock-based compensation expense
 (unaudited).......................       170            --           170
Stock options exercised
 (unaudited).......................        --            --            10
Net income (unaudited).............        --         4,460         4,460
                                        -----       -------       -------
Balance at June 30, 1999
 (unaudited).......................     $(359)      $28,280       $40,832
                                        =====       =======       =======

                            ILLUMINET HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                   SIX MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,            JUNE 30,
                                               ---------------------------------   -----------------
                                                1996         1997         1998      1998      1999
                                               -------   ------------   --------   -------   -------
                                                                                      (UNAUDITED)
Operating activities:
  Net income.................................  $ 2,953     $  7,657     $  5,293   $ 2,351   $ 4,460
  Adjustments to reconcile net income to net
     cash provided by operating activities:
  Depreciation and amortization..............    5,714        7,354        9,372     3,783     5,317
  Stock-based compensation expense...........       --          169          507       254       170
  Deferred income taxes......................       --         (870)       2,198     1,388     1,233
  Change in:
     Accounts receivable.....................   (1,959)      (2,238)      (3,337)   (3,065)   (3,675)
     Trade accounts payable..................    1,631          207         (631)     (491)   (1,278)
     Accrued expenses........................   (1,094)       1,005          130    (1,528)     (975)
     Due to customers........................    3,851       (2,306)        (309)    1,542       (23)
     Other...................................      268         (234)         (42)     (215)     (112)
                                               -------     --------     --------   -------   -------
  Net cash provided by operating
     activities..............................   11,364       10,744       13,181     4,019     5,117
                                               -------     --------     --------   -------   -------
Investing activities:
  Net cash payments in connection with
     acquisition of Independent
     Telecommunications Network, Inc.........     (126)          --           --        --        --
  Capital purchases..........................   (6,727)     (10,121)     (10,380)   (3,677)   (3,300)
                                               -------     --------     --------   -------   -------
     Net cash used in investing activities...   (6,853)     (10,121)     (10,380)   (3,677)   (3,300)
                                               -------     --------     --------   -------   -------
Financing activities:
  Purchase of subordinated capital
     certificates related to notes payable...     (134)          --          (68)       --        --
  Proceeds from issuance of notes payable....    2,681           --        1,368        --        --
  Proceeds from issuance of Class A Common
     Stock...................................       --           --            1        --        10
  Principal payments on notes payable and
     capital leases..........................   (1,352)      (1,835)      (3,302)     (964)   (2,447)
  Merger dissenting shares repurchased.......     (183)          --           --        --        --
  Class A Common stock repurchases...........       --         (136)          --        --        --
                                               -------     --------     --------   -------   -------
     Net cash (used in) provided by financing
       activities............................    1,012       (1,971)      (2,001)     (964)   (2,437)
                                               -------     --------     --------   -------   -------
Net (decrease) increase in cash and cash
  equivalents................................    5,523       (1,348)         800      (622)     (620)
Cash and cash equivalents at:
  Beginning of period........................    6,992       12,515       11,167    11,167    11,967
                                               -------     --------     --------   -------   -------
  End of period..............................  $12,515     $ 11,167     $ 11,967   $10,545   $11,347
                                               =======     ========     ========   =======   =======
Supplemental cash flow disclosure:
  Income taxes (paid) refunded...............  $   174     $   (226)    $   (342)  $  (173)  $(2,435)
                                               =======     ========     ========   =======   =======
  Interest paid, net.........................  $   993     $  1,219     $    995   $   377   $   569
                                               =======     ========     ========   =======   =======
  Capital acquisitions financed through
     capital leases..........................  $    --     $     --     $  7,490   $ 1,902   $ 2,530
                                               =======     ========     ========   =======   =======

                            ILLUMINET HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     Illuminet Holdings, Inc. and its wholly-owned subsidiary Illuminet, Inc. (collectively referred to as "Illuminet") are engaged in the business of developing, managing and marketing a Signaling System 7 ("SS7") network and related products and services based on SS7 technology to the entire telecommunications marketplace. SS7 is a telecommunications industry-standard system of protocols and procedures that is used to control telephone communications and provide routing information in association with vertical calling features, such as calling card validation, advanced intelligent network services, local number portability, wireless services, toll-free number database access, and caller identification. Additionally, Illuminet provides advanced data base services, billing-and-collection services, calling card services, and network usage software applications to a range of telephone companies as well as interexchange carriers, operator service providers and other telecommunications companies and providers of telecommunications services.

     Illuminet has its corporate headquarters and a portion of its operations located in Lacey, Washington; a network control center and related operations located in Overland Park, Kansas; and additional SS7 Signal Transfer Points located in Rock Hill, South Carolina; Mattoon, Illinois; Las Vegas, Nevada; Akron, Pennsylvania, and Waynesboro, Virginia.

     Illuminet Holdings, Inc. (formerly USTN Holdings, Inc. through May 1997) and Illuminet, Inc. (formerly USTN Services, Inc. through May 1997) were incorporated in the State of Delaware on August 2, 1995.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the financial statements of Illuminet Holdings, Inc. and its subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

     Illuminet was formed through a merger of U.S. Intelco Holdings, Inc. ("U.S. Intelco")and Independent Telecommunications Network, Inc. ("ITN"). In accordance with terms of the merger, U.S. Intelco and ITN merged with and into Illuminet, Inc. on February 23, 1996 (the "Merger"). The Merger was accounted for as a purchase business combination with U.S. Intelco designated as the acquiring company. Accordingly, references to Illuminet Holdings, Inc. and Illuminet in the accompanying financial statements and related notes for the periods prior to the Merger represent U.S. Intelco, while references to Illuminet Holdings, Inc. and Illuminet for the periods after the Merger represent the consolidated entity including the net assets and operations of ITN.

UNAUDITED INTERIM FINANCIAL INFORMATION

     The consolidated interim financial statements of Illuminet presented in this Form S-1 are unaudited and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of Illuminet's financial position, results of its operations and its cash flows for each period presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The results of the interim periods are not necessarily indicative of future results.

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

CASH EQUIVALENTS

     Illuminet considers all highly liquid investments with original maturities of three months or less at purchase to be cash equivalents. Cash equivalents consist of money market funds and commercial paper that are stated at cost, which approximates fair value. At December 31, 1997 and 1998, and June 30, 1999, such investments included $11.2 million, $10.0 million and $11.4 million, respectively, invested in a money market fund consisting of direct obligations of the U.S. Treasury and repurchase agreements collateralized by such obligations of the U.S. Treasury. At December 31, 1998, commercial paper investments totaled $2.0 million. There were no commercial paper investments at December 31, 1997 and June 30, 1999.

ACCOUNTS RECEIVABLE

     One of Illuminet's services involves providing a clearinghouse function for toll collected by telephone companies on behalf of other telecommunications service providers. At December 31, 1997 and 1998, accounts receivable included $10.6 million and $11.5 million, respectively, of such toll amounts due from telephone companies, and due to customers included $14.1 million and $12.4 million, respectively, owed to such service providers. Accounts receivable from these companies are uncollateralized; however, uncollected amounts may be offset against amounts otherwise due to service providers.

     Included in accounts receivable at December 31, 1997 and 1998 is $0.6 million and $0.2 million, respectively, due for services and reimbursable expenses from a customer in which Illuminet has a preferred stock equity investment currently representing 13% of the voting rights of the customer. Revenues earned from the customer were $0.5 million and $0.8 million for the years ended December 31, 1997 and 1998, respectively.

     Concentration of credit risk with respect to trade receivables is limited due to the diversity of the customer base and geographic dispersion, and is evidenced by a history of minimal customer account write-offs.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for property and equipment are as follows:

Corporate headquarters building...........................     31.5 years
Network assets............................................  5 to 10 years
Office equipment and systems..............................  5 to 20 years
Furniture and fixtures....................................  5 to 15 years
Computer equipment and software...........................   3 to 5 years
Leasehold improvements....................................        5 years

     Property and equipment and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. Interest rates on capitalized leases are imputed based on the lower of Illuminet's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return. Depreciation on the leased assets are included in depreciation expense, and are provided using the straight-line method over the estimated useful lives of the assets.

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

CAPITALIZED SOFTWARE

     Computer software product costs represent capitalized costs incurred for development of software products after the technological feasibility of the product is established. Costs incurred prior to that date are expensed. The annual amortization, which was $0.6 million for each of the years ended December 31, 1996, 1997 and 1998, is determined on a product-by-product basis as the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product, or (b) the straight-line method over the remaining estimated economic life of the product. Amortization starts when the product is available for general release to customers.

IMPAIRMENT OF LONG-LIVED ASSETS

     Long-lived assets consist of intangible assets and certain capital assets. The carrying value of these assets is regularly reviewed to verify that they are valued properly. If the facts and circumstances suggest that the value has been impaired, the carrying value of the assets will be reduced appropriately.

REVENUE RECOGNITION

     Illuminet's revenues are recognized when earned, and are recorded net of amounts passed through to service providers. Revenues on sales of software are recognized when an arrangement exists, the price is fixed and collectible, and the software has been delivered.

STOCK-BASED COMPENSATION

     Illuminet has elected to apply the disclosure-only provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"). Accordingly, Illuminet accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Compensation expense for stock options is measured as the excess, if any, of the fair value of the Illuminet Holdings, Inc. Class A Common Stock ("Class A Common Stock") at the measurement date over the stock option exercise price.

INCOME TAXES

     Illuminet provides for income taxes under the liability method, whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

EARNINGS PER SHARE

     The computation of earnings per share-basic is based on net income and the weighted average number of Class A common shares outstanding. The computation of earnings per share-diluted includes the dilutive effect of outstanding preferred stock, convertible debentures, and Class A common stock options calculated using the treasury stock method.

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

     Certain reclassifications to the 1996, 1997 and 1998 financial statements have been made to conform to the 1999 presentation.

SEGMENT INFORMATION

     In June 1997, FASB issued Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" ("Statement 131"), effective for financial statements for fiscal years beginning after December 15, 1997. Statement 131 establishes standards for the reporting by public business enterprises of financial and descriptive information about reportable operating segments in annual financial statements and interim financial reports issued to shareholders. Illuminet primarily provides services to companies in the telecommunications industry that are located throughout the United States and considers all of its operations as one segment because expenses support multiple products and services. Revenues are reported separately for network services, clearinghouse services and network usage software applications. No segment information is provided to the chief operating decision maker for expenses, operating income, total assets, depreciation, or capital purchases.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The SOP, which was adopted in 1999, requires capitalization of certain costs incurred in connection with developing or obtaining internal use software. The provisions of the SOP are consistent with Illuminet's current and past accounting policy and practice.

     In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5, which was adopted in 1999, requires that all start-up costs related to new operations must be expensed as incurred. Adoption of SOP 98-5 did not have a material impact on our financial position or results of operations.

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

NOTE 2. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):

                                                             DECEMBER 31,
                                                         --------------------    JUNE 30,
                                                           1997        1998        1999
                                                         --------    --------    --------
Land...................................................  $    912    $    912    $    912
Building and leasehold improvements....................     6,932       7,156       7,202
Equipment and furniture................................     2,885       3,435       3,676
Network assets.........................................    38,746      51,799      55,579
Computer hardware and software.........................    18,190      21,231      22,994
                                                         --------    --------    --------
                                                           67,665      84,533      90,363
Less: Accumulated depreciation.........................   (32,950)    (40,786)    (45,814)
                                                         --------    --------    --------
  Property and equipment, net..........................  $ 34,715    $ 43,747    $ 44,549
                                                         ========    ========    ========

NOTE 3. LEASES

     In 1998, Illuminet entered into various capital lease obligations expiring in 2002 for network assets. The lease agreements allow Illuminet to purchase, for a nominal value, the assets at the end of the lease term. Property and equipment held under capital leases follows (in thousands):

                                                     DECEMBER 31, 1998   JUNE 30, 1999
                                                     -----------------   -------------
Network assets.....................................       $7,490            $10,020
Less: Accumulated depreciation.....................         (645)            (1,463)
                                                          ------            -------
  Total property and equipment held under capital
     leases........................................       $6,845            $ 8,557
                                                          ======            =======

     Illuminet has entered into non-cancelable operating leases for its various facilities, other than its Lacey headquarters site. The most significant lease covers its Overland Park facility. Illuminet entered into a five-year lease, beginning August 1998 for a new Overland Park facility that was constructed to suit Illuminet's specifications. Effective January 1, 1999, the lease was amended to a seven-year term with an option at five years to extend the term for an additional five years. Prior to August 1998, Illuminet was located in a different Overland Park facility under a lease that expired in August 1998. During 1996, 1997 and 1998, rent expense was $0.3 million, $0.4 million and $0.5 million, respectively. For the six months ended June 30, 1998 and 1999, rent expense was $0.2 million and $0.3 million, respectively.

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

     Future minimum lease payments under noncancelable operating leases and the present value of future minimum capital lease payments for the years ending December 31 are as follows (in thousands):

                                                              CAPITAL    OPERATING
                                                              LEASES      LEASES
                                                              -------    ---------
  1999......................................................  $ 2,199     $  512
  2000......................................................    2,199        512
  2001......................................................    2,199        472
  2002......................................................    1,330        411
  2003......................................................       --        397
  Thereafter................................................       --        795
                                                              -------     ------
          Total minimum lease payments......................    7,927     $3,099
                                                                          ======
  Less: Amount representing interest (at 8.12%).............   (1,075)
                                                              -------
  Present value of net minimum lease payments...............    6,852
  Less: Current installments of obligations under capital
     leases.................................................   (1,706)
                                                              -------
  Obligations under capital leases, less current portion....  $ 5,146
                                                              =======

NOTE 4. LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                          DECEMBER 31,
                                                        -----------------   JUNE 30,
                                                         1997      1998       1999
                                                        -------   -------   --------
Various secured notes payable to Rural Telephone
  Finance Cooperative ("RTFC") with variable interest
  rates, 6.10% at June 30, 1999 (6.65% at December 31,
  1997 and 6.15% at December 31, 1998) payable in
  quarterly installments, including interest, each
  maturing at various dates ranging from August 2000
  to March 2015.......................................  $11,459   $10,591   $ 9,031
Convertible redeemable subordinated debentures
  ("Debentures") bearing interest at 7.5%, maturing
  August 2001, net of original issue discount of $0.1
  million ($0.2 million at December 31, 1997 and $0.1
  million at December 31, 1998).......................    7,561     7,474     7,498
Debentures, deferred interest payable.................    1,272       989       851
                                                        -------   -------   -------
                                                         20,292    19,054    17,380
Less: Current portion.................................   (2,278)   (3,458)   (2,816)
                                                        -------   -------   -------
Total long-term debt..................................  $18,014   $15,596   $14,564
                                                        =======   =======   =======

     Additional borrowings available under the various note agreements with RTFC aggregated $3.8 million at December 31, 1998 and June 30, 1999. All of the RTFC notes have variable interest rates that are based on RTFC's short-term funding costs. In accordance with the terms of the loan agreements, Illuminet purchased lender-issued, non-interest-bearing subordinated capital certificates based on a percentage of the gross loan amount. Such certificates are amortized against the loan principal balance over the terms of the respective loans. Certificates purchased, net of amortization, totaled $1.1 million at

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

both December 31, 1997 and 1998, are carried at cost, and are included in prepaid expenses and other long-term assets. The loan agreements contain certain covenants, the most restrictive of which requires Illuminet to maintain certain cash flow-to-debt service ratios.

     All RTFC loans are currently secured by a first-priority lien in the case of the dissolution of Illuminet on substantially all of Illuminet's assets, revenues and property, excluding cash collected and held on behalf of others in the normal course of providing Illuminet's services. Cash and cash equivalents not subject to the lien were $3.3 million at December 31, 1998 and $2.2 million at June 30, 1999.

     Illuminet entered into a secured line of credit agreement with RTFC that permits Illuminet to borrow up to $7.3 million, not to exceed 80% of eligible accounts receivable, for a term of five years. The line of credit bears interest at the lesser of the prime rate plus 1.5% or RTFC's monthly borrowing rate (6.70% at December 31, 1998), and contains certain covenants, the most restrictive of which requires Illuminet to maintain a zero balance in the line of credit for at least five consecutive business days every 360 days after the initial advance. There were no borrowings outstanding against the line of credit at December 31, 1998 and June 30, 1999.

     The Debentures bear interest at 7.5% and are due August 15, 2001. Interest on the Debentures is payable in quarterly installments, in arrears. Interest accrued for the period prior to December 31, 1995 was deferred and will be paid ratably on each interest payment date over the remaining term of the Debentures. The principal amount of each Debenture is convertible into Class A Common Stock at $11.11 per share. Debentures are subordinated to all senior debt. Debentures were issued as part of a unit that consisted of one Debenture and one share of Illuminet Series A Preferred Stock ("Series A Stock").

     The terms of the secured loan facilities restrict the ability to declare and pay dividends without the consent of RTFC, unless Illuminet meets minimum net worth and cash margin tests. In addition, the terms of the Debentures prohibit declaring dividends that exceed a formula based on net income and proceeds received from any securities offerings.

     The carrying value of Illuminet's long-term debt approximates fair value.

     Maturities of the long-term debt for the years ending December 31 are scheduled as follows (in thousands):

1999...................................................  $ 3,458
2000...................................................    1,755
2001...................................................    8,489
2002...................................................      372
2003...................................................      408
2004 - 2008............................................    2,718
2009 - 2013............................................    1,631
2014 - 2015............................................      223
                                                         -------
                                                         $19,054
                                                         =======

NOTE 5. STOCKHOLDERS' EQUITY

     As discussed in Note 12, on September 9, 1999, the stockholders of Illuminet agreed to change the amounts of authorized capital stock. As a result of these changes, Illuminet Holdings, Inc. is authorized to issue up to 157,300,000 shares of capital stock consisting of (i) 150,000,000 shares of Common Stock,

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

$.01 par value per share, (ii) 7,200,000 shares of Class A Common Stock, par value $.01 per share, and (iii) 100,000 shares of Illuminet Holdings, Inc. Preferred Stock, par value $.01 per share. Each share of Common Stock is entitled to one vote. Prior to the conversion, each share of Class A Common Stock is entitled to four votes.

SERIES A PREFERRED STOCK

     Each share of Series A Stock is entitled to 100 votes, and is convertible into 85.12 shares of Class A Common Stock ("Conversion Amount"), at the option of the holder thereof at any time that the holder elects to convert a Debenture issued as a unit with such share. Each share of Series A Stock will be convertible, at the option of Illuminet Holdings, Inc., into Class A Common Stock based on the Conversion Amount, at such time that the Debenture issued as a unit with such share is converted into shares of Class A Common Stock. If the Debentures and accrued interest thereon, and Series A Stock had been converted at December 31, 1998, 990,740 shares of Class A Common Stock would have been issued. In the event of the liquidation, dissolution or winding up of Illuminet, Series A Stock will be entitled to a liquidation preference of $1,000 per share out of the assets of Illuminet available for distribution to its stockholders, but before any payment or distribution is made to holders of Class A Common Stock or any other series of preferred stock of Illuminet Holdings, Inc.

SERIES B PARTICIPATING CUMULATIVE PREFERENCE STOCK

     Series B Participating Cumulative Preference Stock ("Series B Stock") is entitled to one vote per each one one-thousandth ("1/1,000th") share, and votes together as a class with Class A Common Stock on matters on which holders of Class A Common Stock are generally entitled to vote. Although the Series B Stock ranks superior to Class A Common Stock, upon liquidation, dissolution or winding up of Illuminet, whether voluntary or involuntary, other than requiring payment of accrued and unpaid dividends before the payout to holders of Class A Common Stock, the only liquidation right of the Series B Stock is that each 1/1000th of a share of Series B Stock is entitled to receive an amount equivalent to the amount to be distributed per whole share of Class A Common Stock. No such shares were outstanding at December 31, 1998.

DIVIDENDS

     Payments of dividends are restricted under Illuminet's long-term debt arrangements as follows: (1) approval of RTFC is required unless Illuminet's ratio of equity to total assets exceeds 40%, and (2) dividends are restricted to 75% of net income as defined in the indenture relating to the Debentures. Dividends are not payable to Series A Stock unless dividends are declared, set aside or paid simultaneously to holders of Class A Common Stock. Dividends on Series B Stock are payable as follows: (1) should Illuminet declare and pay a dividend on Class A Common Stock, each 1/1000th share of Series B Stock is entitled to receive the same dividend amount paid on one whole share of Class A Common Stock, (2) $0.01 per whole share of Series B Stock offset by any payments made as a result of a Class A Common Stock dividend. No dividends have been declared to date.

SHAREHOLDER RIGHTS PLAN

     On November 19, 1998, Illuminet's Board of Directors adopted a Shareholders Rights Plan and declared a dividend, issued on November 20, 1998, of one right for each outstanding share of Common Stock ("Right"). The Rights become exercisable if a person or group acquires more than 20% of the

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

outstanding shares of Common Stock or makes a tender offer for more than 20% of the outstanding shares of Common Stock. Upon the occurrence of such an event, each Right entitles the holder (other than the acquiror) to purchase for $150 the economic equivalent of shares of Common Stock, or in certain circumstances, stock of the acquiring entity, worth twice as much. The Rights expire on December 20, 2008 unless earlier redeemed by Illuminet, and are redeemable prior to becoming exercisable at $0.01 per Right.

TRANSACTIONS WITH STOCKHOLDER

     Illuminet is party to a contract with the subsidiary of one of its corporate stockholders that supplies Illuminet with transmission facilities in the form of private leased lines. Such lines are leased from the corporate stockholder at rates comparable to third-party service providers. Payments pursuant to this contract totaled $1.1 million for the period from February 23, 1996, the Merger date, to December 31, 1996, and $1.6 million and $1.7 million for the years ended December 31, 1997 and 1998, respectively.

NOTE 6.  STOCK OPTION PLANS

     Illuminet established the 1997 Equity Incentive Plan under which 1,000,000 shares of Class A Common Stock were reserved for issuance pursuant to non-qualified and incentive stock options and stock appreciation rights that may be granted. Only non-qualified stock options have been granted under the plan. Employee non-qualified stock options, which are granted to key employees, are generally exercisable ratably over four years and expire ten years from the date of grant except that options expire one year after termination of employment, or 60 days after termination of employment if Illuminet's stock is publicly traded. Outside Director non-qualified stock options are generally exercisable on grant and expire ten years from the date of grant. As Illuminet's stock is not publicly traded, a readily ascertainable market value is not available. Therefore, the Board of Directors determines the estimated fair value of Class A Common Stock.

     Additional information regarding options granted and outstanding is summarized as follows:

                                                              NUMBER OF    WEIGHTED-AVERAGE
                                                               OPTIONS      EXERCISE PRICE
                                                              ---------    ----------------
Outstanding January 1, 1997.................................        --          $   --
Granted at exercise price less than fair value of Class A
  Common Stock on grant date................................   231,504            8.80
                                                               -------
Outstanding December 31, 1997 (70,004 exercisable at $8.80
  weighted-average exercise price)..........................   231,504            8.80
Granted at exercise price less than fair value of Class A
  Common Stock on grant date................................   292,511            9.36
Granted at exercise price equal to fair value of Class A
  Common Stock on grant date................................   118,500           16.72
Exercised...................................................      (100)           8.80
Forfeited...................................................   (14,375)           8.80
                                                               -------
Outstanding December 31, 1998 (297,165 exercisable at $9.13
  weighted-average exercise price)..........................   628,040          $10.52
                                                               =======          ======

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

                              \OUTSTANDING OPTIONS

                                    WEIGHTED-AVERAGE REMAINING
EXERCISE PRICE   NUMBER OF SHARES    CONTRACTUAL LIFE (YEARS)
--------------   ----------------   --------------------------
8.80$......          252,540                   8.5
9.43......           260,000                   9.0
16.72.....           115,500                   8.9
                     -------
                     628,040                   8.8
                     =======

     For the years ended December 31, 1997 and 1998, deferred stock-based compensation for the stock options granted was $0.5 million and $0.6 million, respectively, and $0.2 million and, $0.5 million, respectively, was recognized as stock-based compensation expense.

     Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if Illuminet had accounted for its stock options under the fair value method of that Statement. The weighted-average grant date fair value of these options was estimated at the date of grant using the Minimum Value Option Pricing Model with the following weighted-average assumptions:

                                                          1997              1998
                                                       ----------        ----------
Risk-free interest rate..............................     5.9%              5.4%
Dividend yield.......................................      0%                0%
Expected volatility of non-publicly traded common
  stock..............................................      0%                0%
Estimated option life................................  8.54 years        8.47 years
Weighted-average grant date value for options granted
  at exercise price less than fair value of Class A
  Common Stock on grant date.........................    $5.59             $8.16
Weighted-average grant date value for options granted
  at exercise price equal to fair value of Class A
  Common Stock on grant date.........................      --              $6.17

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period; accordingly, the pro forma impact of stock options granted may not be indicative of the pro forma impact in future years. Illuminet's pro forma information for the years ended December 31 are summarized as follows (in thousands, except per share amounts):

                                                               1997      1998
                                                              ------    ------
Net income -- as reported...................................  $7,657    $5,293
                                                              ======    ======
Net income -- pro forma.....................................  $7,485    $4,796
                                                              ======    ======
Earnings per share - diluted -- as reported.................  $ 1.27    $ 0.88
                                                              ======    ======
Earnings per share - diluted -- pro forma...................  $ 1.25    $ 0.80
                                                              ======    ======

     In August 1999, Illuminet issued employee stock options for 149,200 shares of Class A Common Stock at an exercise price of $32.00 per share. This resulted in deferred stock-based compensation of $3.9 million, which will be recognized as a noncash stock-based compensation expense over the four year vesting period of the options which will have an after tax effect of $2.4 million.

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

NOTE 7. EMPLOYEE BENEFIT PLANS

     Illuminet has qualified profit sharing/401(k) trust retirement plans covering all employees subject to certain eligibility requirements. Illuminet provides matching contributions to the plans' trusts on a portion of employee contributions to the plans, and also may, at the discretion of the Board of Directors, provide a discretionary contribution. For 1996, 1997 and 1998, contribution expense was approximately $0.8 million, $1.2 million and $1.1 million, respectively. For the six months ended June 30, 1998 and 1999, contribution expense was $0.6 million and $1.0 million, respectively.

NOTE 8. INCOME TAXES

     Components of the income tax provision (benefit) for the years ended December 31 are summarized as follows (in thousands):

                                                         1996    1997      1998
                                                         ----    -----    ------
Current (primarily Alternative Minimum Tax)............  $112    $ 193    $1,265
Deferred...............................................    --     (869)    2,198
                                                         ----    -----    ------
          Total income tax provision (benefit).........  $112    $(676)   $3,463
                                                         ====    =====    ======

     Illuminet provides for deferred taxes based on the differences between the bases of assets and liabilities for financial reporting purposes and income tax purposes, calculated using enacted tax rates that will be in effect when the differences are expected to reverse. At December 31, 1997 and 1998, such differences primarily related to net operating loss carryforwards, tax credit carryforwards, the use of accelerated depreciation and amortization for tax purposes, accruals for certain expenses that are not currently deductible for tax purposes until paid, the tax basis of certain investments that have been written off for financial statement purposes and software development costs that were capitalized for financial statement purposes.

     During the year ended December 31, 1997, the valuation allowance decreased $3.1 million primarily through utilization of net operating loss carryforwards in 1997 and the reversal of substantially all of the previously recorded deferred tax valuation allowance due to improved recent and anticipated operating results. At December 31, 1998, Illuminet had a valuation allowance related to tax benefits associated with capital losses recorded for financial statement purposes but not yet realized for tax purposes, and tax credit carryforwards of $1.4 million that expire in 2010 and 2011. These carryforwards may be limited under certain provisions of the Internal Revenue Code.

     The reconciliations of the income tax provision (benefit) calculated using the U.S. federal statutory rates to the recorded income tax provision (benefit) for the years ended December 31 are summarized as follows (in thousands):

                                                              1996       1997       1998
                                                             -------    -------    ------
Tax at U.S. federal statutory rate.........................  $ 1,042    $ 2,373    $2,977
State income taxes, net of federal tax benefit.............       --         --       407
Utilization of net operating loss carryforward.............   (1,042)    (2,373)       --
Alternative minimum tax....................................      112        193        --
Reversal of valuation allowance............................       --       (869)       --
Other......................................................       --         --        79
                                                             -------    -------    ------
Income tax provision (benefit).............................  $   112    $  (676)   $3,463
                                                             =======    =======    ======

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

     The components of the deferred tax assets as of December 31 are summarized as follows (in thousands):

                                                               1997       1998
                                                              -------    -------
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 4,425    $ 1,454
  Tax credit carryforwards..................................      335      1,368
  Allowance for doubtful accounts...........................      462        408
  Other non-deductible accruals.............................    1,430      1,437
  Valuation allowance.......................................     (180)      (180)
                                                              -------    -------
          Net deferred tax assets...........................    6,472      4,487
                                                              -------    -------
Deferred tax liabilities:
  Excess tax over book depreciation and amortization........   (5,588)    (5,801)
  Other.....................................................      (14)       (14)
                                                              -------    -------
          Total deferred tax liabilities....................   (5,602)    (5,815)
                                                              -------    -------
Deferred tax (liability) asset, net.........................  $   870    $(1,328)
                                                              =======    =======

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

NOTE 9. EARNINGS PER SHARE

     The following table sets forth the computation of earnings per share-basic and diluted (in thousands, except share and per share amounts):

                                                                             SIX MONTHS ENDED
                                         YEARS ENDED DECEMBER 31,                JUNE 30,
                                   ------------------------------------   -----------------------
                                      1996         1997         1998         1998         1999
                                   ----------   ----------   ----------   ----------   ----------
Numerator:
  Numerator for earnings per
     share-basic -- net income...  $    2,953   $    7,657   $    5,293   $    2,351   $    4,460
  Effect of dilutive
     securities -- Debenture
     interest, net of tax........         447          498          427          215          194
                                   ----------   ----------   ----------   ----------   ----------
  Numerator for earnings per
     share-diluted -- net income
     after assumed conversions...  $    3,400   $    8,155   $    5,720   $    2,566   $    4,654
                                   ==========   ==========   ==========   ==========   ==========
Denominator:
  Denominator for earnings per
     share-
     basic -- weighted-average
     shares......................   4,995,092    5,295,509    5,356,385    5,347,081    5,366,363
  Weighted-average effect of
     dilutive securities:
     Stock options...............          --           --      137,327      134,176      188,508
     Debentures..................     787,097      882,073      796,864      807,120      771,383
     Series A Stock..............     190,095      219,083      206,784      208,629      204,969
                                   ----------   ----------   ----------   ----------   ----------
     Dilutive potential common
       shares....................     977,192    1,101,156    1,140,975    1,149,925    1,164,860
                                   ----------   ----------   ----------   ----------   ----------
  Denominator for earnings per
     share-diluted - adjusted
     weighted-average shares and
     assumed conversions.........   5,972,284    6,396,665    6,497,360    6,497,006    6,531,223
                                   ==========   ==========   ==========   ==========   ==========
Earnings per share - basic.......  $     0.59   $     1.45   $     0.99   $     0.44   $     0.83
                                   ==========   ==========   ==========   ==========   ==========
Earnings per share - diluted.....  $     0.57   $     1.27   $     0.88   $     0.39   $     0.71
                                   ==========   ==========   ==========   ==========   ==========

     See notes 4, 5 and 6 for additional information regarding the Debentures, Series A Stock and stock options.

     Stock options to purchase 70,802 and 1,072 weighted-average shares of common stock were outstanding during 1997 and 1998, respectively, but were not included in the computation of diluted earnings per share because of their anti-dilutive effect.

     In connection with the amendment to the Certificate of Incorporation, as further described in Note 12, Illuminet has provided that each share of Class A Common Stock will be converted into shares of a new class of Common Stock 181 days after the date of the final prospectus for the Offering. Pro forma earnings per share (unaudited) and pro forma weighted-average common share amounts (unaudited) reflect amounts that would have been reported after giving effect to the assumed automatic conversion of Class A Common Stock into four shares of Common Stock as if the conversion had occurred at the beginning of each period presented.

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

     The following table sets forth proforma earnings per share-basic and diluted:

                                                                           SIX MONTHS ENDED
                                     YEAR ENDED DECEMBER 31,                   JUNE 30,
                             ---------------------------------------   -------------------------
                                1996          1997          1998          1998          1999
                             -----------   -----------   -----------   -----------   -----------
                                                         (UNAUDITED)
Pro forma earnings per
  share -- basic...........  $       .15   $       .36   $       .25   $       .11   $       .21
                             ===========   ===========   ===========   ===========   ===========
Pro forma earnings per
  share -- diluted.........  $       .14   $       .32   $       .22   $       .10   $       .18
                             ===========   ===========   ===========   ===========   ===========
Pro forma weighted-average
  common shares -- basic...   19,980,368    21,182,036    21,425,540    21,388,324    21,465,452
                             ===========   ===========   ===========   ===========   ===========
Pro forma weighted-average
  common
  shares -- diluted........   23,889,136    25,586,660    25,989,440    25,988,024    26,124,892
                             ===========   ===========   ===========   ===========   ===========

NOTE 10. MERGER

     Illuminet was formed through a merger of U.S. Intelco Holdings, Inc. ("U.S. Intelco") and Independent Telecommunications Network, Inc. ("ITN"). In accordance with terms of the merger, U.S. Intelco and ITN merged with and into Illuminet, Inc. on February 23, 1996 (the "Merger").

     In exchange for the net assets of ITN, excluding U.S. Intelco's 36% ownership of ITN on the date of the Merger, Illuminet issued the following consideration and incurred the following costs (in thousands):

Fair value of Common Stock issued...........................  $5,562
Fair value of Series A Stock issued.........................     808
Direct and incremental merger costs.........................     678
                                                              ------
Aggregate purchase price....................................  $7,048
                                                              ======

     As consideration for the sale, non-dissenting ITN shareholders received 1,566,988 shares of Common Stock and 2,675 shares of Series A Stock. ITN Debentures were converted to debentures having the same amount of outstanding principal and interest under the terms and conditions set forth in the Merger. Payments made to ITN dissenters totaled $0.7 million during the year ended December 31, 1996.

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

     The aggregate purchase price was less than the fair value of the assets acquired by $2.5 million, and accordingly, has been recorded as a reduction in the long-lived assets. The purchase price has been allocated to the acquired net assets of ITN as of February 23, 1996, as follows (in thousands):

Cash........................................................  $    613
Accounts receivable.........................................     5,880
Other current assets........................................       282
Deferred tax assets.........................................       992
Network assets..............................................    12,178
Capitalized network costs...................................     4,049
Other property and equipment................................     1,290
Other assets................................................     1,094
Trade accounts payable and other current liabilities........    (5,561)
Amounts due dissenting shareholders.........................      (738)
Long-term debt..............................................   (13,031)
                                                              --------
                                                              $  7,048
                                                              ========

     In 1996, Illuminet paid dissenting U.S. Intelco shareholders a total of $0.2 million in exchange for U.S. Intelco stock held by such dissenters on the merger date. The payments were recorded as a stock repurchase and retirement transaction.

     Assuming that this acquisition had taken place on January 1, 1996, unaudited pro forma results of operations for the year ended December 31, 1996 would have been as follows (in thousands, except per share amount):

Revenues.............................................    $41,697
                                                         =======
Net income...........................................    $ 2,854
                                                         =======
Earnings per share - diluted.........................    $  0.52
                                                         =======

     The pro forma results do not necessarily represent results which would have occurred if the acquisition had taken place on the date indicated, nor are such results necessarily indicative of the results of future operations.

NOTE 11. LEGAL PROCEEDINGS

     Illuminet is party to various legal proceedings arising in the ordinary course of business. Management does not believe that those claims, individually or combined, will have a material adverse effect on our business, financial condition or operating results.

NOTE 12. SUBSEQUENT EVENTS

     On May 26, 1999, the Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit Illuminet to offer its common stock to the public (the "Offering").

     On June 21, 1999, the stockholders approved an amendment that would automatically convert each share of Series A Stock into Class A Common Stock upon a public offering of Illuminet's Common Stock.

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

     On August 20, 1999, the Board of Directors authorized management to call all outstanding Debentures and related accrued interest payable. Illuminet intends to fund any redemption payments with a portion of the net proceeds of the Offering. Holders of the Debentures have the right until October 4, 1999 to convert the Debentures and the related accrued interest payable into Class A Common Stock at the exchange rate of $11.11 per share. Debentureholders holding an aggregate of $8.4 million in principal and accrued interest have elected to convert their Debentures into 760,524 shares of Class A Common Stock. The remaining $.1 million of debentures will be redeemed.

     On September 9, 1999, the stockholders of Illuminet authorized Illuminet to file an amendment to its Certificate of Incorporation with the Delaware Secretary of State prior to the effectiveness of a registration statement to offer its Common Stock to the public. This amendment will create a new class of Common Stock with 150,000,000 authorized shares, rename the existing Common Stock as Class A Common Stock, decrease the number of authorized shares of Class A Common Stock to 7,200,000, and provide for the automatic conversion of each share of Class A Common Stock into the new class of Common Stock 181 days after the date of the final prospectus for the Offering. The amendment was filed and effective on October 7, 1999. In connection with the renaming of the Illuminet Common Stock, all references to existing Common Stock have been changed to be referred to as Class A Common Stock in the accompanying financial statements and the changes to the amounts of authorized shares have been retroactively adjusted.

     On September 9, 1999, the Board of Directors reserved for issuance under the 1997 Equity Incentive Plan 13% of Illuminet's Common Stock outstanding from time to time.

     On September 13, 1999, the Board of Directors of Illuminet approved a conversion ratio of one share of Class A Common Stock for four shares of Common Stock.

     On October 4, 1999, the Board of Directors approved a stock purchase plan. Any employee who meets certain service requirements is eligible to participate in the plan and can purchase Common Stock for an amount equal to 85% of the lower of the initial public offering price or the closing price of the Common Stock on the last day of each six month period that the plan is in effect. The Company has reserved 700,000 shares for issuance under this plan. The plan will terminate in two years.

NOTE 13. PRO FORMA AMOUNTS (UNAUDITED)

     Assuming (1) all shares of Series A Preferred Stock convert into Class A Common Stock (2) the conversion and redemption of the Debentures and related accrued interest and (3) the Class A Common Stock is converted into Common Stock at a conversion ratio of one for four, the following pro forma amounts would be reflected as of June 30, 1999:

                                                              ACTUAL     PRO FORMA
                                                              -------    ---------
                                                                 (IN THOUSANDS)
Long-term debt..............................................  $20,734     $12,710
                                                              =======     =======
Stockholders' Equity........................................  $40,832     $49,259
                                                              =======     =======
Shares of Common Stock outstanding..........................       --      25,329
                                                              =======     =======
Shares of Class A Common Stock outstanding..................    5,367          --
                                                              =======     =======

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